UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

FEUILLE DE STYLES CLARITY - 06-2011

Consolidated financial statements

Year ended December 31, 2015

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

ORANGE / 2015 Consolidated financial statements - 1

The segment information and the accompanying notes are an integral part of the consolidated financial statements.

ORANGE / 2015 Consolidated financial statements - 2[Back to Contents]

Consolidated income statement

(in millions of euros, except for per share data)	Note	2015	2014	2013
Revenues	3.1	40,236	39,445	40,981
External purchases	4.1	(17,697)	(17,251)	(17,965)
Other operating income	3.2	585	674	687
Other operating expense	4.2	(1,069)	(856)	(508)
Labour expenses	5.1	(9,032)	(9,066)	(9,019)
Operating taxes and levies	8.1	(1,783)	(1,795)	(1,717)
Gains (losses) on disposal	2	235	430	119
Restructuring costs and similar items	4.3	(198)	(469)	(343)
Depreciation and amortization	7.1	(6,465)	(6,038)	(6,052)
Remeasurement resulting from business combinations	2	6	-	-
Impairment of goodwill	6.1	-	(229)	(512)
Impairment of fixed assets	7.2	(38)	(59)	(124)
Share of profits (losses) of associates and joint ventures	9	(38)	(215)	(214)
Operating income		4,742	4,571	5,333
Cost of gross financial debt	10.1	(1,597)	(1,653)	(1,746)
Gains (losses) on assets contributing to net financial debt	10.1	39	62	59
Foreign exchange gains (losses)	10.1	1	22	(18)
Other net financial expenses	10.1	(26)	(69)	(45)
Finance costs, net		(1,583)	(1,638)	(1,750)
Income tax	8.2	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations		2,510	1,360	2,178
Consolidated net income after tax of discontinued operations (EE)	2.2	448	(135)	(45)
Consolidated net income after tax		2,958	1,225	2,133
Net income attributable to owners of the parent		2,652	925	1,873
Non-controlling interests		306	300	260
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.76	0.36	0.73
•	diluted	0.75	0.36	0.73
Net income of discontinued operations
•	basic	0.17	(0.05)	(0.02)
•	diluted	0.17	(0.05)	(0.02)
Net income
•	basic	0.93	0.31	0.71
•	diluted	0.92	0.31	0.71

ORANGE / 2015 Consolidated financial statements - 3[Back to Contents]

Consolidated statement of comprehensive income

(in millions of euros)	Note	2015	2014	2013
Consolidated net income after tax		2,958	1,225	2,133
Remeasurements of the net defined benefit liability	5.2	53	(150)	23
Income tax relating to items that will not be reclassified	8.2	(15)	29	(4)
Share of other comprehensive income in associates and joint ventures that will not be reclassified	9	(2)	2	(6)
Items that will not be reclassified to profit or loss (a)		36	(119)	13
Assets available for sale	10.6	15	(26)	8
Cash flow hedges	10.8	538	(273)	(298)
Net investment hedges	10.10	-	(85)	41
Exchange differences on translating foreign operations	12.5	77	285	(314)
Income tax relating to items that may be reclassified	8.2	(187)	122	88
Items that may be reclassified subsequently to profit or loss (b)		443	23	(475)
Other comprehensive income for the year of continuing operations (a) + (b)		479	(96)	(462)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		-	(29)	(26)
Exchange differences on translating foreign operations		-	387	(139)
Share of other comprehensive income in associates and joint ventures that may be reclassified		-	1	(11)
Other comprehensive income for the year of discontinued operations (EE) (c)	2.2	-	359	(176)
Other comprehensive income (a) + (b) + (c)		479	263	(638)
Total consolidated comprehensive income		3,437	1,488	1,495
Total comprehensive income attributable to owners of the parent		3,104	1,162	1,255
Total comprehensive income attributable to non-controlling interests		333	326	240

ORANGE / 2015 Consolidated financial statements - 4[Back to Contents]

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Goodwill	6.2	27,071	24,784	24,988
Other Intangible assets	7.3	14,327	11,811	11,744
Property, plant and equipment	7.4	25,123	23,314	23,157
Interests in associates and joint ventures	9	162	603	6,525
Non-current financial assets	10.2	835	4,232	1,963
Non-current derivatives assets	10.2	1,297	579	57
Other non-current assets	3.5	85	76	66
Deferred tax assets	8.2.3	2,430	2,817	3,251
Total non-current assets		71,330	68,216	71,751
Inventories	4.4	763	709	637
Trade receivables	3.3	4,876	4,612	4,360
Current financial assets	10.2	1,283	245	209
Current derivatives assets	10.2	387	48	143
Other current assets	3.5	983	677	769
Operating taxes and levies receivables	8.1.2	893	890	924
Current tax assets	8.2.3	163	132	110
Prepaid expenses	4.5	495	392	377
Cash and cash equivalent	10.2	4,469	6,758	5,916
Total current assets		14,312	14,463	13,445
Assets held for sale (1)	2	5,788	5,725	637
Total assets		91,430	88,404	85,833

Equity and liabilities
Share capital		10,596	10,596	10,596
Additional paid-in capital		16,790	16,790	16,790
Retained earnings (2)		3,521	2,173	(3,037)
Equity attributable to the owners of the parent		30,907	29,559	24,349
Non controlling interest		2,360	2,142	1,985
Total equity	12	33,267	31,701	26,334
Non-current financial liabilities	10.2	29,528	29,482	30,319
Non-current derivatives liabilities	10.2	252	721	1,259
Non-current fixed assets payable	7.5	1,004	564	349
Non-current employee benefits	5.2	3,142	3,239	2,924
Non-current provisions for dismantling	7.6	715	712	687
Non-current restructuring provisions	4.3	225	336	155
Other non-current liabilities	4.7	792	677	696
Deferred tax liabilities	8.2.3	879	957	954
Total non-current liabilities		36,537	36,688	37,343
Current financial liabilities	10.2	4,536	4,891	7,162
Current derivatives liabilities	10.2	131	169	106
Current fixed assets payable	7.5	2,728	1,791	1,922
Trade payables	4.6	6,227	5,775	5,618
Current employee benefits	5.2	2,214	1,984	2,009
Current provisions for dismantling	7.6	18	21	23
Current restructuring provisions	4.3	189	162	157
Other current liabilities	4.7	1,695	1,294	1,288
Operating taxes and levies payables	8.1	1,318	1,288	1,200
Current tax payables	8.2.3	434	684	592
Deferred income	3.4	2,136	1,956	1,974
Total current liabilities		21,626	20,015	22,051
Liabilities related to assets held for sale (1)	2	-	-	105
Total equity and liabilities		91,430	88,404	85,833

(1) Telkom Kenya and EE in 2015, EE in 2014 and Orange Dominicana in 2013.
(2) O/w subordinated notes (see Note 12.4).

ORANGE / 2015 Consolidated financial statements - 5[Back to Contents]

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2013		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,873	(618)	1,255	260	(20)	240	1,495
Share-based compensation	5.3	-	-	-	2	-	2	4	-	4	6
Purchase of treasury shares	12.2	-	-	-	(25)	-	(25)	-	-	-	(25)
Dividends	12.3 12.6	-	-	-	(1,314)	-	(1,314)	(359)	-	(359)	(1,673)
Changes in ownership interests with no gain / loss of control	2 12.6	-	-	-	2	-	2	4	-	4	6
Other movements		-	-	-	123	-	123	18	-	18	141
Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	5.3	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	12.2	-	-	-	109	-	109	-	-	-	109
Dividends	12.3 12.6	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes	12.4	-	-	-	5,749	-	5,749	-	-	-	5,749
Changes in ownership interest with no gain / loss of control	2 12.6	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interets with gain / loss of control	2 12.6	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	(11)	-	(11)	6	-	6	(5)
Balance at December 31, 2014		2,648,885,383	10,596	16,790	1,763	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	2,652	452	3,104	306	27	333	3,437
Share-based compensation	5.3	-	-	-	4	-	4	6	-	6	10
Purchase of treasury shares	12.2	-	-	-	0	-	0	-	-	-	0
Dividends	12.3 12.6	-	-	-	(1,589)	-	(1,589)	(304)	-	(304)	(1,893)
Subordinated notes	12.4	-	-	-	(234)	-	(234)	-	-	-	(234)
Changes in ownership interets with no gain/ loss of control	2 12.6	-	-	-	24	-	24	4	-	4	28
Changes in ownership interets with gain/ loss of control	2 12.6	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	39	-	39	(6)	-	(6)	33
Balance at December 31, 2015		2,648,885,383	10,596	16,790	2,659	862	30,907	2,085	275	2,360	33,267

ORANGE / 2015 Consolidated financial statements - 6[Back to Contents]

Analysis of changes in shareholders' equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other compre-hensive income
	Assets available for sale	Hedging instruments	Trans- lation adjust- ment	Actuarial gains and losses	Defer- red taxes	Other compo- nents of compre- hensive income of associates and joint ventures (1)	Total	Hedging instruments	Trans- lation adjust- ment	Actuarial gains and losses	Defer- red taxes	Total
Balance at January 1, 2013	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	8	(257)	(429)	19	83	(42)	(618)	(0)	(24)	4	(0)	(20)	(638)
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
Variation	(26)	(360)	640	(142)	151	(26)	237	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658
Variation	15	539	60	36	(196)	(2)	452	(1)	17	17	(6)	27	479
Balance at December 31, 2015	36	52	1,212	(480)	116	(74)	862	(2)	289	(13)	1	275	1,137

(1) Associates and joint ventures: amounts excluding translation adjustments.

ORANGE / 2015 Consolidated financial statements - 7[Back to Contents]

Consolidated statement of cash flows

(in millions of euros)	Note	2015	2014	2013
Operating activities
Consolidated net income		2,958	1,225	2,133
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8.1	1,783	1,795	1,717
Gains (losses) on disposal	2.1	(235)	(430)	(119)
Depreciation and amortization	7.3-7.4	6,465	6,038	6,052
Change in provisions	3-4-5-7	28	340	82
Remeasurement to fair value of previously held equity interests	2.2	(6)	-	-
Impairment of goodwill	6.1	-	229	512
Impairment of non-current assets	7.2	38	59	124
Share of profits (losses) of associates and joint ventures	9	38	215	214
Net income after tax of discontinued operations (EE)	2.2	(448)	135	45
Operational net foreign exchange and derivatives		17	1	5
Finance costs, net	10.1	1,583	1,638	1,750
Income tax	8.2	649	1,573	1,405
Share-based compensation	5.1	9	78	8
Changes in working capital
Decrease (increase) in inventories, gross		(48)	(73)	(81)
Decrease (increase) in trade receivables, gross		52	(196)	118
Increase (decrease) in trade payables		86	140	51
Changes in other assets and liabilities (1)		185	(107)	(198)
Other net cash out
Operating taxes and levies paid	8.1	(1,749)	(1,737)	(1,706)
Dividends received other than from EE		23	25	50
Dividends received from EE	2.2	446	336	270
Interest paid and interest rates effects on derivatives, net		(1,620)	(1,724)	(1,886)
Income tax paid	8.2	(727)	(758)	(1,141)
Tax litigation related to fiscal year 2005	8.2	-	-	(2,146)
Net cash provided by operating activities (a)		9,527	8,802	7,259
o/w discontinued operations (EE)	2.2	535	468	414
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (2)	7.3-7.4	(7,771)	(6,111)	(6,117)
Increase (decrease) in fixed assets payables	7.5	1,239	98	22
Proceeds from sales of property, plant and equipment and intangible assets	7	91	74	98
Cash paid for investment securities, net of cash acquired	2
Control of Jazztel		(3,306)	-	-
Control of Medi Telecom		(80)	-	-
Others		(69)	(44)	(69)
Investments in associates and joint ventures	2	-	(4)	(2)
Purchases of equity securities measured at fair value	2	(10)	(7)	(18)
Proceeds from sales of Dailymotion, net of cash transferred	2.2	238	-	-
Proceeds from sales of Orange Dominicana, net of cash transferred	2.2	-	771	-
Other proceeds from sales of investment securities, net of cash transferred	2.2	59	305	76
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		389	(33)	(39)
Purchase of monetary financial securities in connection with the offer on Jazztel (3)	2.2	-	(1,400)	-
Other		(186)	(1)	5
Net cash used in investing activities (b)		(9,406)	(6,352)	(6,044)
o/w discontinued operations (EE)		-	-	-

ORANGE / 2015 Consolidated financial statements - 8[Back to Contents]

(in millions of euros)	Note	2015	2014	2013
Financing activities
Long-term debt issuances	10.4-10.5	817	1,460	3,209
Long-term debt redemptions and repayments (4)	10.4-10.5	(4,412)	(5,101)	(4,001)
Increase (decrease) of bank overdrafts and short-term borrowings	10	(101)	(892)	(151)
Decrease (increase) of deposits and other debt-linked financial assets	10	1,809	602	(751)
Exchange rates effects on derivatives, net		320	91	(135)
Subordinated notes issuance, net of premium and fees	12.4	-	5,715	-
Coupon on subordinated notes issuance	12.4	(272)	-	-
Proceeds (purchases) from treasury shares	12.2	(1)	55	(24)
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)	5.3	32	70	-
Changes in ownership interests with no gain / loss of control
Egypt	2.2	(210)	-	-
Others		(11)	(14)	(11)
Dividends paid to owners of the parent company	12.3	(1,589)	(1,846)	(1,314)
Dividends paid to non-controlling interests	12.6	(306)	(294)	(359)
Net cash used in financing activities (c)		(3,924)	(154)	(3,537)
o/w discontinued operations (EE)	2.2	(16)	2	(195)
Net change in cash and cash equivalents (a) + (b) + (c)		(3,803)	2,296	(2,322)

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		6,758	5,934	8,321
o/w continuing operations		6,758	5,916	8,321
o/w discontinued operations		-	18	-
Cash change in cash and cash equivalents		(3,803)	2,296	(2,322)
Non-cash change in cash and cash equivalents		1,514	(1,472)	(65)
Monetary financial securities in connection with the offer on Jazztel (3)	2.2	1,501	(1,501)	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		13	29	(65)
Cash and cash equivalents - closing balance		4,469	6,758	5,934
o/w continuing operations		4,469	6,758	5,916
o/w discontinued operations	2.2	-	-	18

(1) Excluding operating tax receivables and payables.

(2) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 43 million euros (87 million euros at December 31, 2014 and 95 million euros at December 31, 2013) have no impact on the statement of cash flows at the time of acquisition.

(3) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (see note 2.2), of which 1.4 billion euros for current financial assets and 1.5 billion euros for cash and cash equivalents (reclassified in non-current financial assets). In 2015, the pledge has been released. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents of 1.5 billion euros, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

(4) The Group repaid (3,466) million euros of bond issues in 2015, (4,681) million euros in 2014 and (3,492) million euros in 2013. In addition, the Group repaid in 2015 Jazztel's long term financial debts up to (544) million euros.

ORANGE / 2015 Consolidated financial statements - 9[Back to Contents]

Segment information

Revenues

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
2015
Revenues (1)	19,141	4,253	2,831	1,235
Mobile services	7,507	2,403	1,314	1,006
Mobile equipment sales	730	470	154	128
Fixed services	10,327	1,375	1,215	80
Other revenues	577	5	148	21
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	18,402	4,215	2,800	1,220
inter-operating segments	739	38	31	15
2014
Revenues (1)	19,304	3,876	2,918	1,249
Mobile services	7,675	2,492(5)	1,365	1,019
Mobile equipment sales	601	489	102	131
Fixed services	10,535	888(5)	1,319	92
Other revenues	493	7	132	7
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	18,536	3,842	2,883	1,234
inter-operating segments	768	34	35	15
2013
Revenues (1)	20,018	4,052	3,079	1,462
Mobile services	8,348	2,852(5)	1,456	1,122
Mobile equipment sales	538	354	35	206
Fixed services	10,613	833(5)	1,443	107
Other revenues	519	13	145	27
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	19,192	4,015	3,042	1,442
inter-operating segments	826	37	37	20

(1) Description of product lines presented in Note 3.1.

(2) Including, in 2015, revenues of 4,232 million euros in France, 26 million euros in Spain, 16 million euros in Poland, 592 million euros in other European countries and 1,539 million euros in other countries.

Including, in 2014, revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland, 597 million euros in other European countries and 1,297 million euros in other countries.

Including, in 2013, revenues of 4,556 million euros in France, 30 million euros in Spain, 14 million euros in Poland, 472 million euros in other European countries and 1,441 million euros in other countries.

ORANGE / 2015 Consolidated financial statements - 10[Back to Contents]

		Europe	Africa & Middle-East	Enterprise (2)	Interna-tional Carriers & Shared Services (3)	Eliminations	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236	8,693
1,358	(3)	6,078	3,953	-	-
115	-	867	78	-	-
130	(1)	2,799	770	-	-
45	-	219	98	-	-
-	-	-	-	1,528	-
-	-	-	-	2,959	-
-	-	-	-	1,918	-
-	-	-	-	-	1,555
-	-	-	-	-	360
1,626	-	9,861	4,601	6,055	1,317	-	40,236	8,693
22	(4)	102	298	350	598	(2,087)	-	-

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445	7,847
1,489	(2)	6,363	3,336	-	-			-
101	-	823	74	-	-			-
125	-	2,424	789	-	-			-
45	(2)	189	87	-	-			-
-	-	-	-	1,613	-			-
-	-	-	-	2,900	-			-
-	-	-	-	1,786	-			-
-	-	-	-	-	1,523			-
-	-	-	-	-	371			-
1,727	-	9,686	3,985	5,935	1,303	-	39,445	7,847
33	(4)	113	301	364	591	(2,137)	-	-

2,175	(5)	10,763	4,062	6,513	1,793	(2,168)	40,981	7,632
1,887	(3)	7,314	3,112	-	-			-
112	1	708	55	-	-			-
114	(1)	2,496	794	-	-			-
62	(2)	245	101	-	-			-
-	-	-	-	1,748	-			-
-	-	-	-	3,018	-			-
-	-	-	-	1,747	-			-
-	-	-	-	-	1,423			-
-	-	-	-	-	370			-
2,134	-	10,633	3,770	6,118	1,268	-	40,981	7,632
41	(5)	130	292	395	525	(2,168)	-	-

(3) Including revenues of 1,812 million euros in France in 2015.
Including revenues of 1,790 million euros in France in 2014.
Including revenues of 1,669 million euros in France in 2013.
(4) EE is classified under discontinued operations (see Note 2.2).
(5) Includes effects of the new convergence discount allocation between fixed services and mobile services.

ORANGE / 2015 Consolidated financial statements - 11[Back to Contents]

Revenues to EBITDA

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
2015
Revenues	19,141	4,253	2,831	1,235
External purchases	(7,202)	(2,736)	(1,501)	(793)
Other operating income	931	107	60	61
Other operating expenses	(588)	(163)	(72)	-
Labor expenses	(4,723)	(235)	(409)	(134)
Operating taxes and levies	(957)	(158)	(72)	(39)
Gains (losses) on disposal	2	-	14	-
Restructuring costs and similar items	(122)	(22)	(31)	(9)
Reported EBITDA	6,482	1,046	820	321
2014
Revenues	19,304	3,876	2,918	1,249
External purchases	(7,396)	(2,516)	(1,461)	(810)
Other operating income	978	96	75	32
Other operating expenses	(557)	(147)	(95)	(16)
Labor expenses	(4,765)	(205)	(448)	(136)
Operating taxes and levies	(977)	(146)	(79)	(45)
Gains (losses) on disposal	-	-	82	-
Restructuring costs and similar items	(77)	-	2	(19)
Reported EBITDA	6,510	958	994	255
2013
Revenues	20,018	4,052	3,079	1,462
External purchases	(7,487)	(2,619)	(1,534)	(966)
Other operating income	994	122	76	34
Other operating expenses	(668)	(151)	(102)	(33)
Labor expenses	(4,868)	(218)	(464)	(147)
Operating taxes and levies	(1,009)	(148)	(77)	(14)
Gains (losses) on disposal	-	-	4	-
Restructuring costs and similar items	(220)	-	(45)	(19)
Reported EBITDA	6,760	1,038	937	317

(1) EE is classified under discontinued operations (see Note 2.2).

ORANGE / 2015 Consolidated financial statements - 12[Back to Contents]

		Europe	Africa & Middle-East	Enterprise	Interna-tional Carriers & Shared Services	Eliminations	Total Orange	EE (100%) (1)
Central European countries	Eliminations Europe	Total

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236	8,693
(925)	12	(5,943)	(2,335)	(3,714)	(3,022)	4,519	(17,697)	(5,357)
44	(8)	264	58	146	2,428	(3,242)	585	79
(61)	-	(296)	(304)	(174)	(517)	810	(1,069)	(130)
(139)	-	(917)	(418)	(1,642)	(1,332)	-	(9,032)	(627)
(14)	-	(283)	(358)	(119)	(66)	-	(1,783)	(148)
(7)	-	7	1	24	201	-	235	(10)
-	-	(62)	(14)	(28)	28	-	(198)	(195)
546	-	2,733	1,529	898	(365)	-	11,277	2,305

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445	7,847
(934)	7	(5,714)	(2,062)	(3,645)	(3,011)	4,577	(17,251)	(5,180)
38	(3)	238	48	144	2,534	(3,268)	674	40
(91)	-	(349)	(122)	(158)	(498)	828	(856)	(252)
(148)	-	(937)	(388)	(1,610)	(1,366)	-	(9,066)	(536)
(21)	-	(291)	(354)	(92)	(81)	-	(1,795)	(117)
281	-	363	(37)	22	82	-	430	3
-	-	(17)	(4)	(50)	(321)	-	(469)	(528)
885	-	3,092	1,367	910	(767)	-	11,112	1,277

2,175	(5)	10,763	4,062	6,513	1,793	(2,168)	40,981	7,632
(1,150)	7	(6,262)	(1,975)	(3,787)	(3,255)	4,801	(17,965)	(5,126)
50	(2)	280	49	140	2,785	(3,561)	687	39
(88)	-	(374)	(168)	(171)	(55)	928	(508)	(262)
(173)	-	(1,002)	(364)	(1,577)	(1,208)	-	(9,019)	(540)
(36)	-	(275)	(269)	(92)	(72)	-	(1,717)	(134)
73	-	77	(5)	3	44	-	119	33
-	-	(64)	-	(25)	(34)	-	(343)	(96)
851	-	3,143	1,330	1,004	(2)	-	12,235	1,546

ORANGE / 2015 Consolidated financial statements - 13[Back to Contents]

EBITDA to operating income and investments

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
2015
Reported EBITDA	6,482	1,046	820	321
Depreciation and amortization	(2,705)	(771)	(687)	(201)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	(12)	-	3	-
Share of profits (losses) of associates and joint ventures	-	-	-	(1)
Operating income	3,765	275	136	119
2014
Reported EBITDA	6,510	958	994	255
Depreciation and amortization	(2,632)	(584)	(731)	(194)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	-
Share of profits (losses) of associates and joint ventures	(2)	-	-	-
Operating income	3,870	374	259	(168)
2013
Reported EBITDA	6,760	1,038	937	317
Depreciation and amortization	(2,534)	(578)	(734)	(188)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	(408)
Impairment of fixed assets	(24)	-	(2)	-
Share of profits (losses) of associates and joint ventures	(1)	-	-	-
Operating income	4,201	460	201	(279)

2015
Investments in property, plant and equipment and intangible assets
Capex	3,097	864	463	193
Telecommunications licenses	954	25	-	76
Finance leases	-	5	13	-
Total investments(4)	4,051	894	476	269
2014
Investments in property, plant and equipment and intangible assets
Capex	2,799	585	418	215
Telecommunications licenses	-	2	90	-
Finance leases	-	1	6	-
Total investments(5)	2,799	588	514	215
2013
Investments in property, plant and equipment and intangible assets
Capex	2,833	562	457	199
Telecommunications licenses	28	22	63	120
Finance leases	-	4	-	-
Total investments(6)	2,861	588	520	319

(1) Including tangible and intangible assets of 236 million euros in France in 2015.
Including tangible and intangible assets of 245 million euros in France in 2014.
Including tangible and intangible assets of 239 million euros in France in 2013.
(2) Including tangible and intangible assets of 353 million euros in France in 2015.
Including tangible and intangible assets of 277 million euros in France in 2014.
Including tangible and intangible assets of 294 million euros in France in 2013.

ORANGE / 2015 Consolidated financial statements - 14[Back to Contents]

		Europe	Africa & Middle-East	Enterprise (1)	Interna-tional Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (3)
Central European countries	Eliminations Europe	Total

546	-	2,733	1,529	898	(365)	-	11,277	2,305
(331)	-	(1,990)	(1,034)	(367)	(369)	-	(6,465)	(1,605)
-	-	-	-	6	-	-	6	-
-	-	-	-	-	-	-	-	-
(27)	-	(24)	-	-	(2)	-	(38)	-
-	-	(1)	(32)	(3)	(2)	-	(38)	(1)
188	-	718	463	534	(738)	-	4,742	699

885	-	3,092	1,367	910	(767)	-	11,112	1,277
(310)	-	(1,819)	(842)	(343)	(402)	-	(6,038)	(1,465)
-	-	-	-	-	-	-	-	-
-	-	(229)	-	-	-	-	(229)	-
-	-	(4)	(46)	-	(3)	-	(59)	-
-	-	-	(195)	(15)	(3)	-	(215)	(7)
575	-	1,040	284	552	(1,175)	-	4,571	(195)

851	-	3,143	1,330	1,004	(2)	-	12,235	1,546
(344)	-	(1,844)	(857)	(352)	(465)	-	(6,052)	(1,539)
-	-	-	-	-	-	-	-	-
-	-	(408)	(89)	-	(15)	-	(512)	-
-	-	(2)	(96)	-	(2)	-	(124)	-
-	-	-	(195)	(10)	(8)	-	(214)	(8)
507	-	889	93	642	(492)	-	5,333	(1)

263	-	1,783	922	325	359	-	6,486	819
13	-	114	217	-	-	-	1,285	-
-	-	18	-	23	2	-	43	-
276	-	1,915	1,139	348	361	-	7,814	819

279	-	1,497	779	325	236	-	5,636	723
326	-	418	57	-	-	-	475	-
-	-	7	2	33	45	-	87	10
605	-	1,922	838	358	281	-	6,198	733

321	-	1,539	701	311	247	-	5,631	686
237	-	442	16	-	-	-	486	731
-	-	4	6	32	53	-	95	-
558	-	1,985	723	343	300	-	6,212	1,417

(3) EE is classified under discontinued operations (see Note 2.2).
(4) Including 2,771 million euros for other intangible assets and 5,043 million euros for tangible assets.
(5) Including 1,905 million euros for other intangible assets and 4,293 million euros for tangible assets.
(6) Including 1,942 million euros for other intangible assets and 4,270 million euros for tangible assets.

ORANGE / 2015 Consolidated financial statements - 15[Back to Contents]

Consolidated statement of financial position for year ended December 31, 2015

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	6,818	769	362
Other intangible assets	4,378	2,222	707	347
Property, plant and equipment	12,294	2,768	2,583	840
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	10	1
Total non-current assets	32,059	11,809	4,069	1,550
Inventories	370	67	57	21
Trade receivables	1,614	903	422	194
Prepaid expenses	67	43	20	17
Current assets included in the net financial debt	-	-	-	-
Other	824	29	28	2
Total current assets	2,875	1,042	527	234
Assets held for sale (5)	-	-	-	-
Total assets	34,934	12,851	4,596	1,784
Equity	-	-	-	-
Non-current fixed assets payables	584	-	180	-
Non-current employee benefits	2,017	-	55	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	750	168	84	73
Total non-current liabilities	3,351	168	319	73
Current fixed assets payables	1,252	470	233	129
Trade payables	2,491	847	271	170
Current employee benefits	1,292	47	48	36
Deferred income	1,220	89	127	70
Current liabilities included in the net financial debt	-	-	-	-
Other	748	65	232	126
Total current liabilities	7,003	1,518	911	531
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	10,354	1,686	1,230	604

(1) Including tangible and intangible assets of 577 million euros in France.
Some trade receivables generated by the Enterprise segment (approximately 182 million euros) are included in the France segment, which is responsible for their collection.
(2) Including tangible and intangible assets of 2,251 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders' equity.
(4) EE is classified under discontinued operations (see Note 2.2).
(5) Relates to EE and Telkom Kenya, classified under discontinued operations (see Note 2.2).

ORANGE / 2015 Consolidated financial statements - 16[Back to Contents]

		Europe	Africa & Middle-East	Enterprise (1)	Interna-tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,159	-	10,108	1,117	449	15	-	27,071	7,762
743	-	4,019	1,936	322	3,672	-	14,327	4,777
897	-	7,088	3,504	505	1,732	-	25,123	3,196
-	-	1	155	1	4	-	162	-
-	-	-	-	-	-	1,392	1,392	60
-	-	11	4	11	-	3,225	3,255	231
3,799	-	21,227	6,716	1,288	5,423	4,617	71,330	16,026
63	-	208	71	59	55	-	763	90
181	-	1,700	728	703	759	(628)	4,876	918
12	-	92	71	179	94	(8)	495	300
-	-	-	-	-	-	6,086	6,086	548
14	-	73	360	141	92	602	2,092	32
270	-	2,073	1,230	1,082	1,000	6,052	14,312	1,888
-	-	-	0	-	5,788	-	5,788	-
4,069	-	23,300	7,946	2,370	12,211	10,669	91,430	17,914
-	-	-	-	-	-	33,267	33,267	11,787
205	-	385	35	-	-	-	1,004	22
3	-	58	60	290	717	-	3,142	147
-	-	-	-	-	-	29,780	29,780	2,284
60	-	385	148	34	183	1,111	2,611	207
268	-	828	243	324	900	30,891	36,537	2,660
111	-	943	399	40	95	(1)	2,728	331
219	-	1,507	1,086	638	1,133	(628)	6,227	1,704
21	-	152	69	347	354	-	2,214	93
67	-	353	208	270	94	(9)	2,136	341
-	-	-	-	-	-	4,667	4,667	643
16	-	439	515	201	940	811	3,654	355
434	-	3,394	2,277	1,496	2,616	4,840	21,626	3,467
-	-	-	-	-	-	-	-	-
702	-	4,222	2,520	1,820	3,516	68,998	91,430	17,914

ORANGE / 2015 Consolidated financial statements - 17[Back to Contents]

Consolidated statement of financial position for year ended December 31, 2014

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	767	362
Other intangible assets	3,560	1,219	753	305
Property, plant and equipment	11,696	1,820	2,740	804
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	1	-
Total non-current assets	30,643	7,763	4,261	1,471
Inventories	385	63	47	18
Trade receivables	1,534	866	354	205
Prepaid expenses	75	35	17	10
Current assets included in the net financial debt	-	-	-	-
Other	726	8	35	8
Total current assets	2,720	972	453	241
Assets held for sale (4)	-	-	-	-
Total assets	33,363	8,735	4,714	1,712
Equity	-	-	-	-
Non-current fixed assets payables	123	-	202	-
Non-current employee benefits	2,074	-	82	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	820	141	71	67
Total non-current liabilities	3,017	141	355	67
Current fixed assets payables	672	282	167	71
Trade payables	2,411	815	303	152
Current employee benefits	1,144	27	42	34
Deferred income	1,189	75	105	80
Current liabilities included in the net financial debt	-	-	-	-
Other	785	64	214	108
Total current liabilities	6,201	1,263	831	445
Liabilities related to assets held for sale (4)	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	512

(1) Including tangible and intangible assets of 525 million euros in France.
Some trade receivables generated by the Enterprise segment (approximately 264 million euros) are included in the France segment, which is responsible for their collection.
(2) Including tangible and intangible assets of 2,320 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders' equity.
(4) Relates to EE, classified under discontinued operations (see Note 2.2).

ORANGE / 2015 Consolidated financial statements - 18[Back to Contents]

		Europe	Africa & Middle-East	Enterprise (1)	Interna-tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,167	-	8,019	853	447	83	-	24,784	7,314
795	-	3,072	1,242	309	3,628	-	11,811	5,360
980	-	6,344	2,970	467	1,837	-	23,314	2,893
-	-	1	524	72	5	-	603	3
-	-	-	-	-	-	1,201	1,201	-
-	-	1	6	9	1	6,482	6,503	324
3,942	-	17,437	5,595	1,304	5,554	7,683	68,216	15,894
51	-	179	72	25	48	-	709	98
163	-	1,588	620	665	841	(636)	4,612	979
8	-	70	51	118	85	(7)	392	250
-	-	-	-	-	-	7,010	7,010	531
25	-	76	247	137	162	392	1,740	36
247	-	1,913	990	945	1,136	6,759	14,463	1,894
-	-	-	-	-	5,725	-	5,725	-
4,189	-	19,350	6,585	2,249	12,415	14,442	88,404	17,788
-	-	-	-	-	-	31,701	31,701	11,450
237	-	439	2	-	-	-	564	23
2	-	84	80	290	711	-	3,239	208
-	-	-	-	-	-	30,203	30,203	2,705
57	-	336	8	30	308	1,180	2,682	357
296	-	859	90	320	1,019	31,383	36,688	3,293
118	-	638	353	43	87	(2)	1,791	394
219	-	1,489	821	603	1,087	(636)	5,775	1,968
21	-	124	61	338	317	-	1,984	86
64	-	324	162	188	101	(8)	1,956	306
-	-	-	-	-	-	5,060	5,060	57
27	-	413	484	198	673	896	3,449	234
449	-	2,988	1,881	1,370	2,265	5,310	20,015	3,045
-	-	-	-	-	-	-	-	-
745	-	3,847	1,971	1,690	3,284	68,394	88,404	17,788

ORANGE / 2015 Consolidated financial statements - 19[Back to Contents]

Consolidated statement of financial position for year ended December 31, 2013

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	789	591
Other intangible assets	3,694	1,301	743	329
Property, plant and equipment	11,398	1,733	3,080	754
Interests in associates and joint ventures	2	2	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	-	-
Total non-current assets	30,480	7,759	4,612	1,674
Inventories	311	62	48	21
Trade receivables	1,617	590	296	212
Prepaid expenses	64	38	21	11
Current assets included in the net financial debt	-	-	-	-
Other	674	39	20	6
Total current assets	2,666	729	385	250
Assets held for sale (5)	-	-	-	-
Total assets	33,146	8,488	4,997	1,924
Equity	-	-	-	-
Non-current fixed assets payables	111	2	222	-
Non-current employee benefits	1,953	-	72	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	880	158	75	58
Total non-current liabilities	2,944	160	369	58
Current fixed assets payables	779	314	178	91
Trade payables	2,438	754	291	160
Current employee benefits	1,150	45	47	31
Deferred income	1,226	80	109	77
Current liabilities included in the net financial debt	-	-	-	-
Other	786	76	266	88
Total current liabilities	6,379	1,269	891	447
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	9,323	1,429	1,260	505

(1) Including tangible and intangible assets of 518 million euros in France.
Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are included in the France segment, which is responsible for their collection.
(2) Including tangible and intangible assets of 2,247 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders' equity.
(4) Relates to EE, classified under discontinued operations (see Note 2.2).
(5) Relates to Orange Dominicana (see Note 2.2).

ORANGE / 2015 Consolidated financial statements - 20[Back to Contents]

		Europe	Africa & Middle-East	Entreprise (1)	Interna-tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,171	-	8,274	821	428	83	-	24,988	6,828
489	-	2,862	1,217	318	3,653	-	11,744	5,640
1,005	-	6,572	2,797	447	1,943	-	23,157	2,774
-	-	2	561	114	5,846	-	6,525	5
-	-	-	-	-	-	1,203	1,203	58
-	-	-	-	9	-	4,121	4,134	210
3,665	-	17,710	5,396	1,316	11,525	5,324	71,751	15,515
50	-	181	71	26	48	-	637	102
155	-	1,253	622	657	907	(696)	4,360	916
11	-	81	40	107	102	(17)	377	453
-	-	-	-	-	-	6,230	6,230	507
41	-	106	295	138	231	397	1,841	27
257	-	1,621	1,028	928	1,288	5,914	13,445	2,005
637	-	637	-	-	-	-	637	-
4,559	-	19,968	6,424	2,244	12,813	11,238	85,833	17,520
-	-	-	-	-	-	26,334	26,334	11,674
14	-	238	-	-	-	-	349	22
2	-	74	71	225	601	-	2,924	145
-	-	-	-	-	-	31,578	31,578	2,615
62	-	353	11	19	49	1,180	2,492	352
78	-	665	82	244	650	32,758	37,343	3,134
98	-	681	342	38	82	-	1,922	209
197	-	1,402	747	591	1,136	(696)	5,618	1,816
23	-	146	60	323	330	-	2,009	66
68	-	334	151	172	108	(17)	1,974	275
-	-	-	-	-	-	7,268	7,268	55
43	-	473	475	189	502	835	3,260	291
429	-	3,036	1,775	1,313	2,158	7,390	22,051	2,712
105	-	105	-	-	-	-	105	-
612	-	3,806	1,857	1,557	2,808	66,482	85,833	17,520

ORANGE / 2015 Consolidated financial statements - 21[Back to Contents]

Accounting policies

Segment reporting

Decisions on allocation of resources and operating segments' performance assessment of Group components are made by the Chief Executive Officer (main operational decision-maker) at operating segments' level, mainly composed by the geographical locations. Thus, the operating segments are :

- France (excluding Enterprise);

- Spain, Poland, Belgium, Luxembourg, and each Central European countries (with a subtotal combining individual European countries);

- each countries of Africa and Middle-East;

- Enterprise;

- EE, the joint venture with Deutsche Telekom in the United Kingdom, classified as held for sale as of December 31, 2015;

- activities of International Carriers and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates and joint ventures) is a key measure of operating profitability used by the Group internally to (i) manage and assess the results of its operating segments and (ii) implement its investments and resource allocation strategy. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities

Capex relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. Capex are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

Notes to the consolidated financial statements include related accounting policy.

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NOTE 1 Description of business and basis of preparation of the consolidated financial statements

1.1     Description of business

Orange (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East.

Telecommunications operators activities are regulated and dependent upon the granting of licenses (see Section 2.2 “Regulations” of the registration document).

1.2     Basis of preparation of the 2015 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 15, 2016 and will be submitted for approval at the Shareholders’ Meeting on June 7, 2016.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2015 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2014 and 2013 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2015 financial year are based on:

-all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2015,

-the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

-accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Contribution of a business to a joint venture	2
Operating taxes and levies	8.1
Income taxes	8.2
Non-controlling interests - change in ownership interest in a subsidiary - commitments to purchase non-controlling interests	12.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

-fairly present the Group’s financial position, financial performance and cash flows;

-reflect the economic substance of transactions;

-are neutral;

-are prepared on a prudent basis; and

-are complete in all material respects.

The operating segments now include “Europe” with its main operating segments (Spain, Poland, Belgium and Luxembourg, Central European countries) and “Africa and Middle East”. This new presentation does not change the definition of operating segments.

ORANGE / 2015 Consolidated financial statements - 23[Back to Contents]

1.3     Standards and interpretations compulsory after December 31, 2015 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group’s transactions, no major change is expected.

IFRS 9 requires also the change in the credit risk recognition using the expected losses approach versus the incurred losses one. For the Group, this would notably imply impairment of non-matured receivables.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

This standard relates to revenue recognition and is applicable on a retrospective basis either limited to the cumulative effect of the new method at the opening date of the annual reporting period that includes the date of initial application (January 1, 2018) or by adjusting the reported comparative periods. The decision to report one or two comparative periods will be finalized at the end of the rollout project.

For the Group, this standard would mainly impact the accounting for bundled offers which include a handset component with a discounted price and a communication service component : the cumulative revenue will not change but its allocation between the handset sold and the communication service will change (more equipment revenue and less service revenue). The resulting acceleration of the revenue recognition would lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided. Except for this difference in the statement of financial position, the revenue recognition of a bundled offer will be similar to that of a deferred payment equipment sale and a separate communication service.

Some incremental subscriber acquisition and retention costs (i.e. payments to distributors directly attributable to a contract, excluding subsidies) would be recognized over the duration of the bundled offer.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 3.1, 3.3 and 4.1 attached to the Group consolidated financial statements as of December 31, 2015.

IFRS 16 Leases (January 1, 2018 or 2019)

This standard relates to the accounting for leases and will be compulsory applicable from January 1, 2019 or on a retrospective basis from January 1, 2018 together with IFRS 15. It is retrospective either at the first application date or at the opening date of the reported comparative period.

In 2016, the Group will assess its ability to implement IFRS 16 together with IFRS 15 and in accordance with the same retrospective application process.

This standard will mainly change the lease accounting for lessees with the recognition of an asset and a liability which represents the right of use at the delivery date granted by the lessor.

As a consequence, it will impact the presentation of the income statement (depreciation and interest expense instead of rental expense) and the statement of cash flows (interest expense will only impact the operating cash flows whereas the debt repayment will affect the financing cash flows). In the statement of financial position, the net equity will be reduced at the beginning of the arrangement (due to the acceleration of expenses attributable to the interest component) and the intangible and tangible assets as well as the lease liability will increase.

Thus, the standard introduces a new basis for splitting supplier arrangements based on a new accounting definition of a lease and a service arrangement.

1.4     Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2015 may be changed subsequently.

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Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions:

Topic		Nature of estimate and/or judgment
Note 2	Control

Requiring judgment in certain circumstances and continuous control assessment which can affect the perimeter of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 3	Revenue	Identifying separable components of a bundled offer
Notes 4, 8 and 14	Purchases and other expenses

Litigations and tax: assumptions underlying legal and tax assessment and assessment and measurement of technical merits of the interpretations and legislative positions

Onerous supplier contracts: trigger event and underlying measurement assumptions

Note 7	Property, plant and equipment, intangible assets other than goodwill

Qualifying network, sites or equipment sharing among operators as joint operations

TowerCos arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 10 and 12	Financial assets and liabilities, net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses
Note 11	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method

In accordance with the Esma and AMF recommendations relating to the classification of certain arrangements either as operating debt or financing debt, the treatment applied by the Group is disclosed in notes 4 and 11.

In the light of the business risk factors presented in the registration document), the key sources of variability of the Group’s net income are related to the following (without ranking in order of importance, which is not possible given the inherent uncertainty of the information):

Topic		Key sources of variability of the Group’s net income
Notes 4, 8 and 14	Risk of resources outflow linked to claims and litigation and to tax legislation	Identifying and releasing of uncertain legal and tax positions
Note 6.3, 6.4, 7.2, 7.3 and 9	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates

Sensitivity to perpetual growth rates

Sensitivity to business plans’ assumptions which affect the expected cash flows (revenue, EBITDA and capex)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwith technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 5.2	Employee benefits	Sensitivity to discount rates Sensitivity to participation rate of senior staff to the specific plans
Note 11	Financial market risks

Sensitivity of net finance costs to market interest and exchange rates (Note 11.1)

Sensitivity of assets and liabilities to foreign exchange exposure (Note 11.2)

Sensitivity of cash deposits to changes in market interest and exchange rates (Note 11.5)

NOTE 2     Gains and losses on disposal and main changes in scope of consolidation

2.1     Net gain on disposal

The net gain on disposal was 235 million euros in 2015 compared to 430 and 119 million euros in 2014 and 2013 respectively. In 2015, the gain results mainly from the disposal of Dailymotion (170 million euros) and the sale of property assets (58 million euros). In 2014, the gain results mainly from the disposal of Orange Dominicana (280 million euros) and the sale of property assets (41 million euros). In 2013, the gain was mainly due to the disposal of Orange Austria (73 million euros) and the disposal of property assets (36 million euros).

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2.2     Main changes in scope of consolidation

Changes in scope of consolidation during 2015

Egypt

On February 22, 2015, the Group exercised its option to acquire the remaining shares held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom). This transaction extinguished the financial debt related to the commitment to buy out non-controlling interests.

Disposal of Dailymotion

Orange sold most of its interests held in Dailymotion to Vivendi. On June 30, 2015, Orange disposed of a 80% interest for 217 million euros, and sold an additional 10% stake for 29 million euros on July 2015 (total of 238 million euros, net of disposal costs and cash transferred). The Group granted some warranties, which are usual in such transactions (see Note 13).

This transaction resulted in:

-A gain on disposal of 139 million euros; and

-A gain of 31 million euros relating to the measurement at fair value of the investment retained.

The 10% stake retained in Dailymotion is measured at a fair value of 26 million euros on the basis of the put option granted by Vivendi. In case the Group does not exercise this option, Vivendi will have the possibility to exercise in 2016 the call option granted by Orange, at a set price of 29 million euros.

Jazztel acquisition

As a result of the voluntary tender offer launched by Orange to acquire 100% of Jazztel plc shares, the Group acquired on July 1, 2015, 94.75% of Jazztel stake against a payment of 3,179 million euros. In August 2015, the Group used its rights to delist Jazztel from the Spanish Stock Exchange and squeeze-out the remaining shares against a payment of 176 million euros. The acquisition cost includes the Jazztel shares resulting from the exercise of their stock options by Jazztel employees. The price paid net of cash acquired (92 million euros) amounts to 3,306 million euros.

The Group had pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantees to secure the offer. They were released following the cash payment of the acquisition. As a reminder, these monetary financial securities had been classified as non-current financial assets (i.e excluded from cash equivalent) as of December 31, 2014.

Jazztel has therefore been consolidated in Orange’s financial statements since July 1, 2015.

Goodwill has been recognized for an amount of 2.1 billion euros, after allocating the purchase price to the assets acquired and liabilities assumed. The goodwill mainly includes the overall intended synergy resulting from the merger of Orange Spain and Jazztel. It is mainly attributable to the network costs optimization, the distribution of Jazztel offers through Orange stores, the cross selling of services and finally, the reduction in the use of Telefonica's fiber network.

(in millions of euros)	December 31, 2015
Purchase price	3,355
The costs of Jazztel shares purchase price to release options held by its employees	43
Acquisition cost (a)	3,398
Net book value as of June 30, 2015	486
Effects of measurement at fair value:
Customer base(1)	672
Trademark(2)	106
Net deferred tax	39
Net asset at fair value (b)	1,303
Goodwill (a)-(b)	2,095

(1) Depreciation over 7.5 years.
(2) Depreciation over 15 years.

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Medi Telecom’s consolidation

The Group exercised its call option to acquire 9% of Medi Telecom's share capital. The Group completed this purchase in July 2015 for a total consideration of 80 million euros, and now holds respectively 49% and 50.1% of the company's share capital and voting rights.

The consolidation of Medi Telecom in the Group's financial statements resulted in the recognition of a goodwill of 237 million euros, after allocating the purchase price to the assets acquired and liabilities assumed. The remeasurement of previously held interests had no impact on the income statement.

(in millions of euros)	December 31, 2015
Purchase price	80
Remeasurement of previously held interests at fair value	335
Acquisition cost (a)	415
Net book value as of June 30, 2015	260
Effects of measurement at fair value:
Customer base(1)	100
Trademark(2)	26
Licenses(3)	21
Net deferred tax	(44)
Net asset at fair value (b)	363
Proportionate share of assets and liabilities attribuable to non-controlling interests (c)	(185)
Goodwill (a)-(b)-(c)	237

(1) Depreciation over 5 to 8 years.
(2) Depreciation over 1.5 year.
(3) Depreciation over 17 to 21 years.

Transaction completed subsequently to December 31, 2015

Disposal of EE

Following the agreements signed on February 5, 2015, and after obtaining the required authorizations, Orange and Deutsche Telekom completed the disposal of 100% of their stake in EE to BT Group plc (BT) on January 29, 2016.

Before this transaction, Orange received, in January 2016, a dividend amounting to 132 million pounds sterling (173 million euros).

As a result of this transaction, Orange received 3.4 billion pounds sterling (4.5 billion euros) in cash and a 4% stake in the share capital of BT, measured at a value of 1.9 billion pounds sterling (2.5 billion euros) based on the opening market price of the BT share on January 29, 2016. This amount will be subject to adjustments relating to EE's net debt, working capital and capital expenditures at January 29, 2016. These adjustments will be settled during the first half of 2016.

The Group committed not to sell BT Group plc shares for a one year period, starting from the date shares were delivered (January 29, 2016); however, the Group benefits from certain exemptions, such as a disposal to Deutsche Telekom, to BT Group plc (or to qualified investor taking over the commitments granted by Orange, subject to conditions). Besides, in case Orange’s stake becomes less than or equal to 2%, the Group will be entitled to implement hedges.

As it is usual for this kind of transactions, Orange and Deutsche Telekom granted warranties to BT. The Group is committed to supporting 50% of these warranties (see Note 13.2).

As of December 31, 2015, the line "Assets held for sale" includes the Group's share in EE equity, as well as the revaluation of EE shares subject to hedging. These effects are offset in the income statement considering the hedge implemented. As of December 31, 2015, the consolidated net income after tax of discontinued operations includes dividends received from EE for 446 million euros, the income tax impact of hedging related to shares and the costs of disposal.

ORANGE / 2015 Consolidated financial statements - 27[Back to Contents]

Other than the share of net income and dividends received, the operations performed between the Group and EE are reflected as follows in the Orange's consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Trade receivables	25	38	55
Other current assets	-	-	-
Liabilities
Trade payables	(2)	(7)	(11)
Advances from partners	(227)	(230)	(217)
Income statement
Revenues	16	26	34
Other operating income (1)	79	104	116
External purchases and other operating expenses	(11)	(11)	(19)
Finance cost, net	(0)	(0)	-

(1) Including 52 million euros invoiced for services and 21 million euros for brand fees.

Transaction in progress as of December 31, 2015

Disposal of Telkom Kenya

On November 9, 2015, Orange agreed to dispose its whole non-controlling 70% stake in Telkom Kenya to Helios Investment Partners. Standard warranties were granted by the Group .The transaction, which is subject to approval by the competent authority, is expected to be completed in the near future. Assets sold are now reported under the line "Assets held for sale" for their net carrying value which is nil.

Changes in scope of consolidation during 2014

Disposal of Orange Dominicana

Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana's assets and liabilities, which were classified respectively as "assets held for sale" and "liabilities related to assets held for sale" in the statement of financial position as at December 31, 2013, were released further to the disposal.

Based on an enterprise value agreed by the parties, the selling price of Orange Dominicana's shares amounted to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gain recorded on the Orange Dominicana disposal amounted to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net after tax cash-in at the end of December 2014 amounted to 771 million euros.

Standard guarantees granted in the context of this disposal are mentioned in Note 13.2.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing to respond to Telkom Kenya’s financial difficulties. Due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya was therefore accounted for under the equity method from December 31, 2014. This change in accounting method had no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Changes in scope of consolidation during 2013

Disposal of Orange Austria

On January 3, 2013, Orange sold its stake of 35% in Orange Austria for 73 million euros, net of disposal costs and after price adjustment. This amount corresponds to the gain on disposal recognized in the income statement.

Warranties granted to the acquirer, Hutchison 3G Holdings, have expired (See Note 13.2).

Dailymotion takeover

On January 10, 2013, Orange purchased a 51% ownership interest in Dailymotion for a total amount of 61 million euros, increasing its stake in Dailymotion to 100%.

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Goodwill has been recognized for 69 million euros, after allocating the purchase price to the assets acquired (mainly technical platform) and liabilities assumed.

Disposal of Sonaecom

Orange disposed its whole stake in Sonaecom (20%) for 105 million euros, which payment was received on August 15, 2014. This disposal had no effect on the income statement.

ORANGE / 2015 Consolidated financial statements - 29[Back to Contents]

Accounting policies

Changes in scope of consolidation

Entities are fully consolidated if the Group has all the following:

- power over the investee; and

- exposure, or rights, to variable returns from its involvement with the investee; and

- the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications when the ownership interest does not imply a rebuttable presumption are provided in Note 16 (which lists main consolidated entities).

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the reporting period ending date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for applying the acquisition method:

- the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

- goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position. Considering the Group's activity, the fair values of the identifiable assets generally relate principally to licenses, to contractual customers' relationships and to trademarks (which cannot be recognized as an asset when internally developed), generating induced deferred taxes. When the fair value of assets cannot be observed, the Group applies commonly adopted methods, such as methods based on revenues or costs (for example, the "Greenfield" method is applied for the valuation of licenses, and the method "Relief from Royalty" is applied for the valuation of trademarks).

For each business combination with ownership interest below 100%, non-controlling interests are measured:

- either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

- at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

Loss of control with residual equity interest

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the following occurs at the date when control is lost:

- the recognition of a gain or loss on disposal which comprises:

·   a gain or loss resulting from the ownership interest disposed; and

·   a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

- the reclassification in profit or loss of all related other comprehensive income balances.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

- the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

- the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

- the management is committed to a plan to sell;

- the asset is available for immediate sale as it states (with the exception of suspensive conditions usual in such disposals); and

- the sale is highly probable, within 12 months.

Therefore, when the Group is committed to a plan to sell involving the loss of control or significant influence, it classifies all of the assets and liabilities of the subsidiary concerned under a separate line "Assets/Liabilities related to assets held for sale" (at the bottom of the statement of financial position), at a value corresponding to the lower of the carrying amount and the fair value less disposal costs.

Besides, when the asset or group of assets held for sale represent a major line of business, its contribution to the income statement is presented separately (below the "consolidated net income after tax of continuing operations"), as well as its contribution to the "consolidated statement of cash flows".

NOTE 3     Sales

3.1     Revenues

Revenues (excluding Enterprise and International Carriers & Shared Services), presented in the segment information, combine the following product lines:

-mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

-mobile equipment sales: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

-fixed services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

-other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment product lines correspond to the following activities:

-voice services: voice services include historical voice services (PSTN access), and VoIP products (VoIP), the audio conferencing services, as well as incoming traffic for call centers;

-data services: data services include historical data solutions that Orange Business Services continues to offer (Frame Relay, Transrel, leased lines, low flow), those who have reached a certain maturity such as IP-VPN and broadband infrastructure products such as access via satellite or fiber optics. Data services also include broadcasting and Business Everywhere mobile offers;

-IT & integration services: integration services and information technologies include communication services and unified collaboration services (LAN and telephony, consulting, integration, project management), hosting and infrastructure services (including cloud computing), application services (management of customer relationships and other application services), security services, video conferencing offers and sales of equipment related to the products and services above.

Revenues from the International Carriers & Shared Services operating segment cover:

-the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

-shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

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The changes in revenues from one financial year to the next are presented in the table below:

(in millions of euros)
Revenue as of December 31, 2012	43,515
Business related variations	(1,949)
Changes in the scope of consolidation (1)	(229)
Translation adjustment	(356)
Revenue as of December 31, 2013	40,981
Business related variations	(1,024)
Changes in the scope of consolidation (2)	(413)
Translation adjustment	(99)
Revenue as of December 31, 2014	39,445
Business related variations	(47)
Changes in the scope of consolidation (3)	409
Translation adjustment	429
Revenue as of December 31, 2015	40,236

(1) Mainly includes the effects of the Orange Suisse disposal in 2012.
(2) Mainly includes the effects of the Orange Dominicana disposal in 2014.
(3) Mainly includes the effects of Jazztel acquisition for 480 millions of euros in 2015.

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Accounting policies

Revenue from the Group’s activities is recognized and presented as follows:

Separable components of bundled offers: numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a one or two-year period with respect to the offers paid by instalments which have been more recently placed on the market.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this is not a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. For instance, the provision of an internet box does not constitute a separable component from the Internet access service.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

- recognized when the equipment is sold to the end-customer;

- assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable. Equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenue: with regards to the mass market and the corporate market, revenue from telephone service and Internet access is recognized on a straight-line basis over the subscription period and revenue from charges for incoming and outgoing telephone calls, international roaming or data exchange invoiced to the customers is recognized when the service is rendered. The Group offers customized solutions, in particular to its business customers: management of the telecommunication network, access, voice and data transmission and migration. The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenue based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service while wholesale voice or data transfers (ending on the Orange national network or carried through the Orange international network) are recognized when the service is rendered. Between the major international transit carriers, transfers of minute are invoiced and recorded gross (and often settled on a net basis) and transfers of data are not charged (free peering). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (free peering and net neutrality) and hence no revenue is recognized.

Revenue from the sale of transmission capacity on terrestrial and submarine cables as well as the one from local loop unbundling is recognized on a straight-line basis over the life of the contract.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenue is recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenue-sharing arrangements (special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenue. Such penalties are recorded when it is likely that they will be paid.

Revenue is stated net of discounts. With respect to certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed non-cancellable period.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

The public-to-private service concession arrangements are accounted for in accordance with IFRIC 12. Revenue is recognized under the percentage of completion method in accordance with IAS 11 during the construction period and in accordance with IAS 18 during the operating and maintenance period. The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

- an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the arrangement period;

- a financial asset, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for using the amortized cost.

3.2     Other operating income

Other operating income includes late-payment fees on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to several unconsolidated entities.

3.3     Trade receivables

As at December 31, 2014, Orange was committed to a securitization program for trade receivables in France. As Orange retains the risks related to the trade receivables subject to the program, and in particular the credit risk, the conditions for derecognition were not met. Accordingly, these receivables and the external liabilities of the securitization vehicle remain in the statement of financial position.

In 2015, Orange terminated the sale of receivables to securitization mutual funds. Those securitization mutual funds were subsequently liquidated.

(in millions of euros)	2015
Net book value of trade receivables in the opening balance	4,612
Business related variations	59
Changes in the scope of consolidation (1)	189
Translation adjustment	21
Reclassifications and other items	(5)
Net book value of trade receivables in the closing balance	4,876

(1) Mainly Jazztel.

Following the commercialization to its clients of tariff offers to buy devices with payment by instalments over 24 months, in 2015 Orange Espagne implemented a sale without recourse program for the related receivables. Those receivables are derecognized from the balance sheet. The trade receivables sold as at December 31, 2015 generated an early receipt of approximately 100 million euros.

ORANGE / 2015 Consolidated financial statements - 32[Back to Contents]

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Trade receivables depreciated according to their age	920	967	914
Trade receivables depreciated according to other criteria	466	384	451
Net trade receivables past due	1,386	1,351	1,365
Not past due	3,490	3,261	2,995
Net trade receivables	4,876	4,612	4,360
o/w short-term trade receivables	4,773	4,450	4,267
o/w long-term trade receivables (1)	103	162	93

(1) Include receivables from sales of handset with payment on instalments (see Accounting policies) that are payable in more than 12 months.

The following table provides an aging balance of the net trade receivables which are past due and depreciated according to their age:

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Past due - under 180 days	585	696	634
Past due - 180 to 360 days	169	117	128
Past due - over 360 days (1)	166	154	152
Total net trade receivables past due and depreciated according to their age	920	967	914

(1) Mainly include receivables from government departments, local authorities and telecommunications operators.

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2015	2014	2013
Allowances on trade receivables - Opening balance	(661)	(785)	(748)
Net addition with impact on income statement	(279)	(269)	(312)
Losses on trade receivables	390	310	270
Translation adjustment (1)	(270)	83	(3)
Reclassification to assets held for sale (2)	-	-	8
Allowances on trade receivables - Closing balance	(820)	(661)	(785)

(1) Mainly Jazztel and Médi Telecom in 2015.
(2) Orange Dominicana in 2013.

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who purchase handsets are discounted and classified as current items.

Impairment of trade receivables is based on two methods:

- a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

- a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated security funds, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables derecognition.

ORANGE / 2015 Consolidated financial statements - 33[Back to Contents]

3.4     Deferred income

(in million of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Prepaid cards	310	309	339
Service access fees	664	670	721
Loyalty programs	76	71	91
Other deferred revenue (1)	987	868	793
Other deferred operating income	99	38	30
Total	2,136	1,956	1,974

(1) Mainly includes subscription fees.

3.5     Other assets

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Advances and downpayments	85	92	87
Submarine cable consortiums	410	243	263
Security deposits paid	57	54	51
Other	516	364	434
Total	1,068	753	835
o/w other non-current assets	85	76	66
o/w other current assets	983	677	769

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 4.6). The increase of the other assets "Submarine cable consortiums" between 2014 et 2015 is due to the beginning of the second deployment phase of the ACE (Africa Coast to Europe) submarine cable during the 3rd quarter of 2015.

3.6     Transactions with related parties

Telecommunications services provided to French governmental authorities, as well as its various local and regional authorities, are provided in the context of competitive processes led by each authority and individualized by nature of services.

NOTE 4     Purchases and other expenses

4.1     External purchases

(in millions of euros)	2015	2014	2013
Commercial expenses and content rights	(6,549)	(6,499)	(6,391)
o/w costs of terminals and other equipment sold	(3,920)	(3,840)	(3,509)
o/w advertising, promotional, sponsoring and rebranding costs	(850)	(840)	(952)
Service fees and inter-operator costs	(5,228)	(4,743)	(4,934)
Other network expenses, IT expenses	(2,871)	(2,830)	(2,883)
Other external purchases	(3,049)	(3,179)	(3,757)
o/w rental expenses	(1,163)	(1,157)	(1,221)
Total	(17,697)	(17,251)	(17,965)

ORANGE / 2015 Consolidated financial statements - 34[Back to Contents]

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments.

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Onerous supplier contracts

During the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

4.2     Other operating expense

In addition to allowances and losses on trade receivables (see Note 3.3), other operating expenses include expenses related to litigations subject to provisions or immediate payment. At December 31, 2015, other operating expenses include in particular costs related to litigations in France of which a fine of 350 million euros on the Enterprise market as well as the effects of the asset portfolio restructuring.

In 2014, other operating expenses include the payment of the litigation costs according to the memorandum of understanding signed in March 2014 with Bouygues Télécom for ending several litigations.

4.3     Restructuring

(in millions of euros)	2015	2014	2013
Restructuring costs related to staff (1)	(113)	(74)	(109)
Lease property (2)	41	(314)	(29)
Distribution channels (3)	(98)	(40)	(103)
Contents (4)	(3)	(11)	(87)
Other restructuring costs	(25)	(30)	(15)
Total	(198)	(469)	(343)

(1) Mainly departure plans announced by Orange Polska in 2015, Orange Business Services in 2014 and Orange Polska in 2013.
(2) Essentially related to vacant leases in France.
(3) Concerns the end of the relationship with some indirect distributors in France.
(4) Onerous contracts in France.

Some restructuring costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2015	2014	2013
Restructuring provision - opening balance	498	312	153
Additions with impact on income statement	122	349	253
Reversals releases with impact on income statement	(60)	(7)	(4)
Discounting with impact on income statement	-	1	-
Utilizations without impact on income statement	(147)	(157)	(89)
Changes in consolidation scope, reclassifications and translation adjustments	1	-	(1)
Restructuring provision - closing balance	414	498	312
o/w non-current provisions	225	336	155
o/w current provisions	189	162	157

Accounting policies

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

ORANGE / 2015 Consolidated financial statements - 35[Back to Contents]

4.4     Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Handset inventories	554	511	485
Other products/services sold	26	21	21
Available broadcasting rights	50	42	43
Other supplies	185	179	134
Gross value	815	753	683
Depreciation	(52)	(44)	(46)
Provision	763	709	637

Handset inventories include inventories treated as consignment with distributors which are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (70 million euros in 2015).

Accounting policies

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

4.5     Prepaid expenses

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Prepaid rentals and external purchases	463	368	342
Other prepaid operating expenses	32	24	35
Total	495	392	377

4.6     Trade payables

(in millions of euros)	2015
Trade payables in the opening balance	5,775
Business related variations	86
Changes in the scope of consolidation (1)	272
Translation adjustment	29
Reclassifications and other items	65
Trade payables in the closing balance	6,227

(1) Mainly Jazztel and Médi Telecom.

The supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules inforce. Since the end of 2014, some of the key suppliers and Orange SA agreed to extend, for Orange, the term payment up to 6 months for some invoices. In 2015, this program generated, for Orange, an improvement of the working capital, including the purchase of fixed assets, of approximately 300 million euros.

Accounting policies

These liabilities, resulting from trading transactions and settled in the normal operating cycle, are classified as current items, including those that have been financed by the supplier (with or without notification of transfer to financial institutions) when their terms are consistent with market practices which may be up to 6 months in the case of extended term offer, proposed by the supplier under direct of reverse factoring. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

ORANGE / 2015 Consolidated financial statements - 36[Back to Contents]

4.7     Other liabilities

(in million of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Provisions for litigations	528	491	414
Cable network access fees	285	331	377
Submarine cable consortium (1)	410	243	263
Security deposit received	232	219	219
Other (2)	1,032	687	711
Total	2,487	1,971	1,984
o/w other non-current liabilities	792	677	696
o/w other current liabilities	1,695	1,294	1,288

(1) See note 3.5.
(2) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros payed in 2016.
(in millions of euros)	2015	2014	2013
Provisions for litigations - opening balance	491	414	487
Additions with impact on income statement	478	194	95
Reversals with impact on income statement	(56)	(19)	(100)
Discounting with impact on income statement	4	4	4
Utilizations without impact on income statement(1)	(402)	(68)	(68)
Changes in consolidation scope, reclassifications and translation adjustments	13	(34)	(4)
Provisions for litigations - closing balance	528	491	414
o/w non-current provisions	85	61	71
o/w current provisions	443	430	343

(1) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros reclassified in debts to be paid.

Payments related to certain litigations are directly recorded in other operating expenses (see Note 4.2).

The Group's main litigations are described in Note 14.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 14.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities which correspond to:

- possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

- present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

4.8     Transactions with related parties

The transactions with Related Parties are not material and are carried out in the ordinary course of business on an arm's length basis.

ORANGE / 2015 Consolidated financial statements - 37[Back to Contents]

NOTE 5     Employee benefits

5.1     Labor expenses

(in millions of euros)	Note	2015	2014	2013
Wages and employee benefit expenses		(8,826)	(8,797)	(8,854)
o/w wages and salaries		(6,164)	(6,184)	(6,326)
o/w social security charges (1)		(2,191)	(2,241)	(2,317)
o/w French part-time for seniors plans	5.2	(455)	(358)	(127)
o/w capitalized costs (2)		792	770	665
o/w other labor expenses (3)		(808)	(784)	(749)
Employee profit sharing		(197)	(191)	(157)
Share-based compensation	5.3	(9)	(78)	(8)
Total		(9,032)	(9,066)	(9,019)

(1) Net of 104 million euros for competitiveness and employment tax credit for 2015 in France (110 million euros at December 31, 2014 and 79 million euros at December 31, 2013).
(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.
(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

5.2     Employee benefits

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Post-employment benefits	936	984	835
Other long-term benefits	2,693	2,567	2,384
o/w French part-time for seniors plans	2,056	2,002	1,939
Provision for employment termination benefits	1	1	2
Other employee-related payables and payroll taxes due	1,668	1,629	1,668
Provision for social risks and litigations	58	42	44
Total	5,356	5,223	4,933
o/w non-current employee benefits	3,142	3,239	2,924
o/w current employee benefits	2,214	1,984	2,009

Benefits to be paid are estimated based on headcounts as at December 31, 2015, including rights not acquired at December 31, 2015, but for which it is assumed they will be acquired by the year 2040 approximately:

	Schedule of benefits to be paid, undiscounted
(in millions of euros)	2016	2017	2018	2019	2020	2021 and beyond
Post-employment benefits	47	44	47	49	51	2,717
Other long-term benefits (1)	507	585	586	475	263	192
o/w French part-time for seniors plans	453	523	523	397	192	78
Total	554	629	633	524	314	2,909

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among other post-employment benefits:

-civil servant's pension plans in France: civil servants employed by Orange SA are covered by the government sponsored civil and military pension plans, Orange SA's obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

-retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary.

-benefits granted to retirees other than pensions: the Group offers retired employees certain benefits such as free telephone lines or subsidized access to collective catering.

ORANGE / 2015 Consolidated financial statements - 38[Back to Contents]

Expense recognized under the terms of defined contribution plans amounted to 980 million euros in 2015, 1,035 million euros in 2014 and 1,072 million euros in 2013. These amounts include the annual contributions for civil servants employed by Orange SA.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

As part of renegotiations of intergenerational plans, the 2012 "part-time for seniors plan" was extended for a duration of one year. The "part-time for seniors plans" (2009, 2012 and 2015) are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years' service within the Group. Eligible employees are those who will retire by 2021.

It gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

-a base salary amounting to 80% of a full-time employment;

-the retirement benefits of full-time employment (both the company's and the employee's contributions);

-a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees, who participate in the French part-time for seniors plans or will join them, is estimated at 21,000.

Key assumptions used to calculate the amount of obligations

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (average estimated to 69%), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

The discount rates used for the euro zone, which accounts for 89% of Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Higher than 10 years	2.05% to 2.25%	2.05% to 2.35%	2.95% to 3.20%
Lower than 10 years	0.10% to 1.05%(1)	0.20% to 1.15%	0.35% to 1.90%

(1) 0.10%, 0.25% and 0.50% rates have been used to value the obligation regarding the French part-time for seniors plans (versus 0.20% and 0.35% as at December 31, 2014).

The discount rates used for euro zone are based on corporate bonds rated AA, with a duration equivalent to obligations' duration.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)

Rate increase by 50 points		Rate decrease by 50 points
Discount rates (1)	(109)	119

	Rate decrease by 5 points	Rate increase by 5 points
Sign-up rates for French part-time for seniors plans	(77)	77

(1) Includes 24 million euros for the French part-time for seniors plans.

ORANGE / 2015 Consolidated financial statements - 39[Back to Contents]

Value of pension benefit obligations and plan assets

	Post-employment benefits			Long-term benefits	2015	2014	2013
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em-ployment benefits
Total benefit obligations - opening balance	512	724	89	2,571	3,896	3,589	3,621
Service cost	4	42	(19)	115	142	189	110
Net interest on the defined benefit liability	12	18	2	1	33	47	46
French part-time for seniors plans (1)	-	-	-	54	54	64	(98)
Actuarial losses/(gains) arising from changes of assumptions	2	(44)	3	(2)	(41)	156	(23)
o/w arising from change in discount rate	2	(23)	3	(2)	(20)	159	(15)
Actuarial losses/(gains) arising from experience	1	(10)	(0)	1	(8)	0	16
Benefits paid	(18)	(24)	(3)	(42)	(87)	(105)	(72)
Other	19	0	0	1	20	(44)	(11)
Total benefit obligations - closing balance (a)	532	706	72	2,699	4,009	3,896	3,589
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	532	3	-	6	541	519	505
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	703	72	2,693	3,468	3,377	3,084
Weighted average duration of the plans (in years)	17	15	8	2	6	6	7

(1) Including, in 2015, 455 million euros in additional obligations (313 million euros for service cost and 142 million euros for actuarial gains and losses), 5 million euros for discounting cost in financial result and (406) million euros in obligations reversals for benefits paid during the year.

Funded pension plans account for 14% of the Group’s benefit obligations.

	Post-employment benefits			Long-term benefits	2015	2014	2013
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em-ployment benefits
Fair value of plan assets - opening balance	341	-	-	4	345	408	389
Net interest on the defined benefit liability	9	-	-	0	9	24	21
(Gains)/Losses arising from experience	4	-	-	0	4	32	19
Employer contributions	24	-	-	2	26	22	6
Benefits paid by the fund	(18)	-	-	-	(18)	(23)	(19)
Other	14	-	-	-	14	(118)	(8)
Fair value of plan assets - closing balance (b)	374	-	-	6	380	345	408

ORANGE / 2015 Consolidated financial statements - 40[Back to Contents]

The pension plan assets are primarily located in the United Kingdom (62%) and France (35%) and are broken down as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Plan assets
Equities	39.6%	40.4%	35.2%
Debt securities	48.8%	50.5%	43.2%
Money market assets	2.5%	2.7%	3.3%
Real estate	0.0%	0.0%	17.0%
Other	9.1%	6.4%	1.3%
Total	100%	100%	100%

Employee benefits in the statement of financial position equal to benefit obligations minus fair value of plan assets:

	Post-employment benefits			Long-term benefits	2015	2014	2013
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em-ployment benefits
Net unfunded status (a) - (b)	158	706	72	2,693	3,629	3,551	3,181
Asset ceiling adjustment	-	-	-	-	-	-	38
Other	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	158	706	72	2,693	3,629	3,551	3,219
o/w current	21	23	3	507	554	442	365
o/w non-current	137	683	69	2,186	3,075	3,109	2,854

	Post-employment benefits			Long-term benefits	2015	2014	2013
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em-ployment benefits
Employee benefits - opening balance	171	724	89	2,567	3,551	3,219	3,258
Net period expense	7	60	(17)	575 (1)	625	605	283
Employer contributions	(20)	-	-	(2)	(22)	(20)	(6)
Benefits directly paid by the employer	(3)	(24)	(3)	(447) (2)	(477)	(399)	(297)
Actuarial (gains)/losses generated during the year (3)	(1)	(54)	3	(1)	(53)	135	(23)
Other	4	0	0	1	5	11	4
Employee benefits - closing balance	158	706	72	2,693	3,629	3,551	3,219

(1) Including 460 million euros for the French part-time for seniors plan at December 31, 2015 (378 million euros at December 31, 2014).
(2) Including (406) million euros for the French part-time for seniors plan.
(3) Actuarial gains and losses based on post-employment benefits are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2015 amounted to (493) million euros of actuarial losses.

ORANGE / 2015 Consolidated financial statements - 41[Back to Contents]

The following table discloses the net period expense of post-employment and other long-term benefits:

	Post-employment benefits			Long-term benefits	2015	2014	2013
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em-ployment benefits
Service cost	(4)	(42)	19	(115)	(142)	(189)	(110)
Net interest on the net defined benefit liability (1)	(3)	(18)	(2)	(1)	(24)	(29)	(29)
Actuarial gains/(losses)	-	-	-	1	1	(8)	1
French part-time for seniors plans	-	-	-	(460) (2)	(460)	(378)	(146)
Other	-	-	-	-	-	(1)	1
Total	(7)	(60)	17	(575)	(625)	(605)	(283)

(1) Items included in finance income.
(2) Including (313) million euros for service cost, (5) million euros for discounting and (142) million euros for actuarial losses.

Orange plans to pay 43 million euros during 2016 for its defined benefit plans.

Accounting policies

Post-employment benefits are granted through:

- mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

- defined benefit plans: obligations under these plans are measured based on actuarial assumptions and using the projected unit credit method:

        -  their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned;

        -  the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area;

        -  actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;

        -  the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS). The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

5.3     Share-based payment

At its meeting on March 5, 2014, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding. As a consequence, 16 million shares were sold by the Group at a unit price of 9.69 euros (which represents a discount of 20% to the market reference price). The average fair value of the benefit granted to employees and former employees of the Group was 4.49 euros per share (including the free shares), translating into an expense of 72 million euros in 2014.

ORANGE / 2015 Consolidated financial statements - 42[Back to Contents]

The following table summarizes the stock option plans granted to Orange Group employees:

Stock option plans	2015		2014		2013
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	19,411,187	22.69	19,583,707	22.69	19,893,547	22.68
Canceled, lapsed	(11,028,017)	23.46	(172,520)	22.56	(309,840)	22.59
Options outstanding at the end of the year	8,383,170	21.67	19,411,187	22.69	19,583,707	22.69
Orange SA shares (ex-Wanadoo)
Options outstanding at the beginning of the year	-	-	-	-	1,231,794	16.60
Canceled, lapsed	-	-	-	-	(1,231,794)	16.60
Options outstanding at the end of the year	-	-	-	-	-	-
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	15,936	16.66	35,382	15.33	2,829,182	16.62
Canceled, lapsed	(15,936)	16.66	(19,446)	14.24	(2,793,800)	16.64
Options outstanding at the end of the year	-	-	15,936	16.66	35,382	15.33
Orange Polska SA shares
Options outstanding at the beginning of the year (1)	3,026,928	5.05	3,096,230	5.19	3,381,233	5.29
Canceled, lapsed (2)	-	-	(69,302)	5.15	(285,003)	5.14
Options outstanding at the end of the year (3)	3,026,928	5.06	3,026,928	5.05	3,096,230	5.19

(1) Exchange rate used: closing rate at December 31, 2014.
(2) Exchange rate used: average rate for the year.
(3) Exchange rate used: closing rate at December 31, 2015.
		December 31, 2015
Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	8,383,170	17	€21.61 - €23.46
Orange Polska SA shares	3,026,928	21	€5.06

Accounting policies

Share-based payment: the fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (turnover, probability to reach performance criteria).

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

- employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

- equity for equity-settled plans.

ORANGE / 2015 Consolidated financial statements - 43[Back to Contents]

5.4 Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2015	December 31, 2014	December 31, 2013
Short-term benefits excluding employer social security contributions (1)	(10,189,959)	(10,318,413)	(10,365,525)
Termination benefits	-	(2,096,713)	-
Short-term benefits: employer's social security contributions	(3,191,339)	(3,668,974)	(2,948,130)
Post-employment benefits (2)	(1,667,891)	(1,310,950)	(1,622,168)
Share-based compensation (3)	-	(16,249)	-

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).
(2) Service cost.
(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2015 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 17,320,800 euros (15,738,833 euros in 2014 and 11,409,119 euros in 2013).

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

NOTE 6     Goodwill

6.1     Impairment of goodwill

(in millions of euros)	2015	2014	2013
Belgium	-	(229)	(408)
Democratic Republic of the Congo	-	-	(89)
Other	-	-	(15)
Total	-	(229)	(512)

As at December 31, 2015

As at December 31, 2015, the impairment tests have not led the Group to recognize any impairment.

As at December 31, 2014

In Belgium, as at June 30, 2014, the goodwill impairment reflected the impact on projected cash flows of increased tax pressure and lower revenues on the enterprises segment. The tested carrying value was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

As at December 31, 2013

In Belgium, the goodwill impairment reflected the impact at short and medium term of increased competitive pressure (general decline in prices of all market players), of legal reduction of contractual term commitment and of proposals by Mobistar of convergent offers still limited. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.6 billion euros).

In the Democratic Republic of the Congo, the goodwill impairment reflected a review of development prospects. The carrying value tested of the Democratic Republic of the Congo at 100% after impairment represents less than 0.5% of long-term assets and working capital of the Group.

ORANGE / 2015 Consolidated financial statements - 44[Back to Contents]

6.2     Goodwill

	December 31, 2015			December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,395	(13)	15,382	15,382	15,382
Spain	6,932	(114)	6,818	4,723	4,723
Poland	2,825	(2,056)	769	767	789
Belgium	1,006	(713)	293	293	522
Romania	1,806	(515)	1,291	1,291	1,291
Slovakia	806	-	806	806	806
Other	131	-	131	139	143
Europe	13,506	(3,398)	10,108	8,019	8,274
Egypt	1,308	(1,216)	92	91	82
Ivory Coast	417	(42)	375	375	375
Jordan	289	(57)	232	208	186
Morocco	240	-	240	-	-
Democratic Republic of the Congo	111	(111)	-	-	-
Cameroon	134	-	134	134	134
Other	77	(33)	44	45	44
Africa & Middle-East	2,576	(1,459)	1,117	853	821
Entreprise	1,100	(651)	449	447	428
International Carriers & Shared Services	29	(14)	15	83	83
Goodwill of continuing operations	32,606	(5,535)	27,071	24,784	24,988
Goodwill of assets held for sale (1)	-	-	-	-	261

(1) Relates to Orange Dominicana.
(in millions of euros)	Note	2015	2014	2013
Gross Value - opening balance		30,271	30,358	30,837
Acquisitions	2	2,333	16	77
Disposals	2	(69)	(67)	(1)
Translation adjustment		73	93	(288)
Reclassifications and other items(1)		(2)	(131)	(6)
Reclassification to assets held for sale(2)	2	-	2	(261)
Gross Value - closing balance		32,606	30,271	30,358
Accumulated impairment losses - opening balance		(5,487)	(5,370)	(5,064)
Impairment		-	(229)	(512)
Disposals	2	-	64	-
Translation adjustment		(48)	(83)	206
Reclassifications and other items(1)	2	-	131	-
Accumulated impairment losses - closing balance		(5,535)	(5,487)	(5,370)
Net book value of continuing operations		27,071	24,784	24,988

(1) In 2014, loss of control of Telkom Kenya.
(2) Orange Dominicana in 2014 and 2013.

6.3     Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting principle, reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future. In 2015, the assessment which revised up or down certain estimated recoverable amounts has not led the Group to recognize any impairment loss.

-Discount rates and growth rates to perpetuity used to determine the values in use have been revised as follows in 2015:

ORANGE / 2015 Consolidated financial statements - 45[Back to Contents]

-discount rates, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 16.5% has been used for the first year, 14.5% for the following year and 13.0% beyond and for the terminal value, due to the political and economic environment;

-growth rates to perpetuity were maintained, on the whole, as in the Group’s assessment carried out at the end of 2015, the economic environment is not expected to lead to any change in the long-term outlook of the industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% is applied considering the expected long-term inflation in the country: 7.0% (IMF forecast for 2020 in October 2015).

-As at December 31, 2015, the specific random factors that may affect the estimate of recoverable amounts were as follows:

-in Europe:

-the various potential outcomes of the financial and economic situation, particularly in terms of consumer behavior, demand resulting from governmental and European policy of restoring states’ balances or market interests rates linked to the policies of central banks;

-the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investments, or in terms of market concentration;

-the Group’s ability to adjust costs and capital expenditures to potential changes in revenues.

-in Middle-East and North Africa (Jordan, Egypt, Iraq, Tunisia) and other African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and the resulting economic impacts.

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

December 31, 2015	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.5%	7.0%	9.0%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.5%	10.0%	9.9%	10.4%	10.2%	18.6% - 15.1%	12.0%

December 31, 2014
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.5%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.8%	6.5%	10.0%	17.0% - 13.5%	7.8%
Pre-tax discount rate	9.6%	9.9%	10.2%	9.5%	11.2%	19.2% - 15.7%	12.2%

December 31, 2013
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.5%	1.5%	1.0%	0.5%	2.0%	4.0%	0.3%
Post-tax discount rate	7.0%	8.5%	8.8%	7.0%	10.0%	17.5% - 14.0%	8.5%
Pre-tax discount rate	11.0%	11.2%	10.2%	10.0%	11.4%	20.2% - 16.7%	13.6%

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Mobistar (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), ECMS (Cairo Stock Exchange) and Sonatel (Abidjan Stock Exchange). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

ORANGE / 2015 Consolidated financial statements - 46[Back to Contents]

6.4 Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant port of the recoverable amount, of which a change of plus or minus 10% is presented in sensitivity analysis.

December 31, 2015	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.1	2.3	0.0	0.4	0.1	0.2	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.9	1.1	0.5	0.2	0.2	0.2	0.3
a decrease by 1% in perpetuity growth rate	6.4	1.7	0.4	0.2	0.3	0.2	0.4
an increase by 1% in post-tax discount rate	7.2	2.0	0.6	0.3	0.3	0.2	0.5

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after acquisition of property, plant and equipment and intangible assets.

The level of sensitivity presented allows the financial statements users to estimate the impact in their own assessment. The variations higher that the level presented have been observed in the past on cash flow, perpetuity growth rate and discount rate.

The other entities not presented above, for each of them, account for less than 3% of the aggregated recoverable amount of the consolidated entities.

ORANGE / 2015 Consolidated financial statements - 47[Back to Contents]

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

- either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests);

- or on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest (which was the case for the ECMS business combination in Egypt, the share of other shareholders in ECMS goodwill can be ignored today due to its small sum).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU). De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange takes mostly the value in use.

Value in use is the present value of the future cash flows expected. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

- cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

- post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year (for some CGUs), and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

- post-tax cash flows are subject to post-tax discounting, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business sectors. These assumptions include:

- key revenues assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operators services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

- key costs assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed staff departure plans;

- key assumptions on the level of capital expenditures, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network or obligations to open up networks to competitors.

Tested carrying values include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately, see below) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances).

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

NOTE 7     Other intangible assets and property, plant and equipment

7.1     Depreciation and amortization

In 2015, amortization of intangible assets amounted to 2,062 million euros (see Note 7.3) and depreciation of property, plant and equipment amounted to 4,403 million euros (see Note 7.4).

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates which can be relevant to the outlook of the implementation of new technologies (for example the replacement of copper local loop by optical fiber): these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 15 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship: 3 to 8 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible rights of use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

7.2     Impairment of fixed assets

(in millions of euros)	31 December 2015	31 December 2014	31 December 2013
Armenia	(27)	-	-
Kenya	-	(46)	(58)
Uganda	-	-	(34)
Other	(11)	(13)	(32)
Total	(38)	(59)	(124)

Key assumptions and sources of sensitivity used in the assessment of recoverable amounts of other intangible assets and property, plant and equipment are similar to those used for goodwill (see Note 6.3).

ORANGE / 2015 Consolidated financial statements - 48[Back to Contents]

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by cash-generating units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange trademark has an indefinite useful life and is not amortized but impairment tested at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in their business plan) discounted in perpetuity, less the attributable costs to the brand’s owner.

7.3     Other intangible assets

(in millions of euros)	2015	2014	2013
Net book value of other intangible assets in the opening balance	11,811	11,744	11,818
Acquisitions of other intangible assets	2,771	1,905	1,943
o/w Telecommunications licenses (1) (2)	1,285	475	486
Impact of changes in the scope of consolidation (3)	1,805	(2)	41
Disposals	(9)	(6)	(9)
Depreciation and amortization	(2,062)	(1,910)	(1,878)
Impairment	(20)	(22)	(43)
Translation adjustment	46	74	(170)
Reclassifications and other items	(15)	30	78
Reclassifications to assets held for sale (4)	-	(2)	(36)
Net book value of other intangible assets in the closing balance	14,327	11,811	11,744

(1) Comprise the acquisition in France of two 700 MHz spectrum blocks for 954 million euros in 2015 including frequency spectrum re-farming fees.

(2) Also relates to the acquisitions in 2015 of licences for 114 million euros in Cameroon and for 91 million euros in Jordan, in 2014 the acquisitions of licences for 231 million euros in Romania, for 90 million euros in Poland, for 66 million euros in Slovakia and for 56 million euros in Jordan, in 2013 the acquisitions of licenses for 216 million euros in Romania and for 120 million euros in Belgium.

(3) Mainly relates to Jazztel and Médi Telecom in 2015.
(4) Relates to the sale of Orange Dominicana in 2014 and 2013.
	December 31, 2015				December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	9,456	(3,597)	(17)	5,842	4,578	4,441
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,144	(110)	(897)	137	66	66
Subscriber bases	5,099	(4,359)	(11)	729	34	102
Software	11,779	(7,949)	(15)	3,815	3,594	3,548
Other intangible assets	1,735	(883)	(181)	671	406	454
Total	32,346	(16,898)	(1,121)	14,327	11,811	11,744

ORANGE / 2015 Consolidated financial statements - 49[Back to Contents]

Informations on telecommunication licenses at December 31, 2015

Orange's commitments under licenses awarded are disclosed in Note 13.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (3 licenses) (2)	2,179	2,008	20 and 15.8 and 16.1
UMTS (2 licenses)	914	411	5.7 and 14.4
GSM	276	95	5.5
France	3,369	2,514
LTE (2 licenses)	474	437	14 and 15
UMTS	639	152	4.3
GSM (2 licenses)	336	239	7.7 and 15
Spain	1,449	828
LTE	53	45	12
UMTS (2 licenses)	396	164	2.6 and 7
GSM (2 licenses)	140	76	11.6 and 13.5
Poland	589	285
UMTS	322	163	6.5
GSM (2 licenses)	907	402	6.5
Egypt	1,229	565
LTE	46	44	19.2
UMTS	29	17	16.5
GSM	751	252	15.3
Maroc	826	313
LTE	184	163	13.3
UMTS	61	40	13.3
GSM	292	192	13.3
Romania	537	395
LTE	140	128	17.9
UMTS	149	49	5.3
GSM	77	75	5.2
Belgium	366	252
Other	1,091	690
Total	9,456	5,842

(1) In number of years, as at December 31, 2015.
(2) Comprise the 700 MHz license of which the spectrum will be technology neutral.

Key assumptions and sensitivity of the recoverable amount of Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of Orange brand are similar to those used for goodwill of consolidated businesses (see Note 6.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.0%	1.0%	0.5%
Post-tax discount rate	7.5%	7.8%	8.3%
Pre-tax discount rate	9.0%	9.5%	10.3%
(in billions of euros)	December 31, 2015
Excess at 100% of the recoverable amount over the carrying value tested	2.0
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4
a decrease by 1% in perpetuity growth rate	0.5
an increase by 1% in post-tax discount rate	0.7

ORANGE / 2015 Consolidated financial statements - 50[Back to Contents]

Capitalized expenditure on intangible assets during the year

(in millions of euros)	2015	2014	2013
External purchases	410	404	424
Labor expenses	391	383	337
Total	801	787	761

Accounting policies

Intangible assets consist mainly of acquired trademarks, acquired subscriber bases, telecommunications licenses, software as well as operating rights granted under certain public-to-private service concession arrangements and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially in the provisions for some telecommunications licenses are expensed in relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fibers or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain public-to-private service concession arrangements give right to charge users of the public service (see Note 3.1).

7.4     Property, plant and equipment

(in millions of euros)	2015	2014	2013
Net book value of property, plant and equipment in the opening balance	23,314	23,157	23,662
Acquisitions of property, plant and equipment	5,043	4,293	4,269
o/w finance leases	43	87	95
Impact of changes in the scope of consolidation (1)	1,071	14	87
Disposals and retirements	(39)	(30)	(57)
Depreciation and amortization	(4,403)	(4,128)	(4,174)
Impairment	(18)	(37)	(81)
Translation adjustment	63	54	(280)
Reclassifications and other items	92	(4)	(37)
Reclassifications to assets held for sale (2)	-	(5)	(232)
Net book value of property, plant and equipment in the closing balance	25,123	23,314	23,157

(1) Mainly relates to Jazztel and Médi Telecom in 2015.
(2) Relates to Orange Dominicana in 2014 and 2013.
	December 31, 2015				December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,703	(4,676)	(294)	2,733	2,789	2,902
Networks and terminals	79,986	(58,668)	(124)	21,194	19,356	19,012
IT equipment	4,017	(3,219)	(11)	787	741	824
Other property, plant and equipment	1,482	(1,065)	(8)	409	428	419
Total	93,188	(67,628)	(437)	25,123	23,314	23,157

ORANGE / 2015 Consolidated financial statements - 51[Back to Contents]

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of tangible assets is made up of their acquisition or production cost which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. The repair and maintenance costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of tangible assets also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out by stage, especially for network assets, in the Group's assessment, does not require a substantial period of preparation for the Group. As a consequence the Group generally does not capitalize the interest expenses incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However the subsequent rental payments during the leasing period represent interest payment (cash flow on operating activities) and capital repayment (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or a simple exchange.

The lease agreements of office buildings and sales points are generally qualified as operating lease and the future lease payments are disclosed as unrecognized contractual commitments in Note 13.

The equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties, is considered as sold.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other wireless operators on a reciprocal basis which may cover passive infrastructure, active equipment or even spectrum. E.g., in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the radio access network infrastructures and related equipment are recognized as fixed assets up to the Group’s share of assets implemented by Orange or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable wireless operators, including Orange, to share sites, passive infrastructure and related services (by managing the wireless operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify the existing transactions as a service. The long-term commitments resulting from these arrangements are disclosed as unrecognized contractual commitments (see Note 13).

ORANGE / 2015 Consolidated financial statements - 52[Back to Contents]

Property, plant and equipment held under finance leases

	December 31, 2015	December 31, 2014	December 31, 2013
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	457	511	605
Networks and terminals	67	44	37
IT Equipment and other	22	22	47
Total	546	577	689

Capitalized expenditure on tangible assets during the year

(in millions of euros)	2015	2014	2013
External purchases	752	687	664
Labor expenses	401	387	347
Other	-	0	1
Total	1,153	1,074	1,012

7.5     Fixed assets payable

(in millions of euros)	2015
Fixed assets payable in the opening balance	2,355
Business related variations (1)	1,304
Changes in the scope of consolidation	75
Translation adjustment	10
Reclassifications and other items	(12)
Fixed assets payable in the closing balance	3,732
o/w long-term fixed assets payable	1,004
o/w short-term fixed assets payable	2,728

(1) Concerne principalement la dette sur les fréquences 700 MHz en France qui sera réglée de 2016 à 2018 et le paiement en 2016 s'élèvera à 468 millions d'euros.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rate, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Firm purchase commitments are disclosed as unrecognized contractual commitments net of any prepayment which are recognized as prepayment on fixed assets.

ORANGE / 2015 Consolidated financial statements - 53[Back to Contents]

7.6 Provision for dismantling

The assets dismantling obligations mainly relate to restoration of mobile telephony antennas sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booth.

(in millions of euros)	2015	2014	2013
Dismantling provision - opening balance	733	710	709
Provision releases with impact on income statement	(2)	(0)	(1)
Discounting with impact on income statement	12	14	18
Utilizations without impact on income statement	(27)	(27)	(24)
Additions with impact on assets	11	39	12
Changes in consolidation scope, reclassifications and translation adjustments	6	(3)	(1)
Reclassification to assets held for sale (1)	-	-	(3)
Dismantling provisions - closing balance	733	733	710
o/w non-current provisions	715	712	687
o/w current provisions	18	21	23

(1) Relates to Orange Dominicana.

Accounting policies

The Group is obligated to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments over the asset dismantling and site restorations planning. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years by using the best estimate for the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and the provision is consequently adjusted against the relevant asset where appropriate.

NOTE 8     Taxes

8.1     Operating taxes and levies

8.1.1Operating taxes and levies in profit or loss

(in millions of euros)	2015	2014	2013
Territorial Economic Contribution, IFER and similar taxes	(841)	(851)	(786)
Spectrum fees	(278)	(297)	(302)
Levies on telecommunication services	(259)	(223)	(190)
Other operating taxes and levies	(405)	(424)	(439)
Total	(1,783)	(1,795)	(1,717)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Communities.

ORANGE / 2015 Consolidated financial statements - 54[Back to Contents]

8.1.2 Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Value added tax	824	832	854
Other operating taxes and levies	69	58	70
Operating taxes and levies - Receivables	893	890	924
Territorial Economic Contribution, IFER and similar taxes	(214)	(220)	(128)
Spectrum fees	(60)	(65)	(53)
Levies on telecommunication services	(99)	(96)	(110)
Value added tax	(545)	(457)	(481)
Other operating taxes and levies	(400)	(450)	(428)
Operating taxes and levies - Payables	(1,318)	(1,288)	(1,200)
Operating taxes and levies - Net	(425)	(398)	(276)

(in millions of euros)	2015	2014	2013
Net operating taxes and levies - opening balance	(398)	(276)	(282)
Operating taxes and levies recognized in profit or loss	(1,783)	(1,795)	(1,717)
Operating taxes and levies paid	1,749	1,737	1,706
Changes in consolidation scope, reclassification and translation adjustments	7	(64)	10
Reclassification to assets held for sale (1)	-	-	7
Net operating taxes and levies - closing balance	(425)	(398)	(276)

(1) Orange Dominicana in 2013.

8.2     Income tax

8.2.1Income tax in profit and loss statement

(in millions of euros)	2015	2014	2013
France tax group	(360)	(745)	(996)
• Current tax	10	(341)	(510)
• Deferred tax	(370)	(404)	(486)
United Kingdom	(4)	(88)	(6)
• Current tax	(66)	(87)	(98)
• Deferred tax	62	(1)	92
Spain	30	(220)	(74)
• Current tax	18	(64)	(74)
• Deferred tax	12	(156)	-
Poland	(8)	(6)	(5)
• Current tax	(19)	(7)	(18)
• Deferred tax	11	1	13
Other subsidiaries	(307)	(514)	(324)
• Current tax	(404)	(512)	(399)
• Deferred tax	97	(2)	75
Total	(649)	(1,573)	(1,405)
• Current tax	(461)	(1,011)	(1,099)
• Deferred tax	(188)	(562)	(306)

France tax group

The current income tax expense mainly relates to income tax of the current year. Since 2012, it has been calculated on the basis of 50% of taxable income due to the restricted utilization of tax loss carryforward.

The corporate tax rate applicable for financial years 2013, 2014 and 2015 is 38% because of the implementation of an exceptional contribution to the income tax. From 2016, the tax rate is reduced to 34.43% due to the removal of this exceptional contribution.

ORANGE / 2015 Consolidated financial statements - 55[Back to Contents]

In 2015, the current income tax expense also reflects a gain resulting from the reassessment of an income tax charge recorded in financial years before those reported in these consolidated financial statements.

The deferred tax expense mainly arises from the use of tax loss carryforward.

Deferred taxes are primarily recorded at a tax rate of 34.43%. However, the successive extensions of the 38% tax rate for financial years 2014 and 2015 have led to the recognition of a deferred tax income of 52 million euros in 2013 and 60 million euros in 2014 representing the update of the net deferred tax asset position whose reversal effects were expected in 2014 and in 2015.

In 2014 and 2015, Orange SA was subject to a tax audit for the fiscal years 2010 to 2012. The adjustments resulting from this tax audit have no material effect on the Group's accounts.

Contentious procedures before the Administrative Court of Appeal of Versailles relating to the 2000-2005 tax audits are still in progress at December 31, 2015. The Court’s decisions should be rendered in 2016. As a reminder, Orange SA had to pay in 2013 the remaining balance on principal and interests for late payment claimed by the Administration for the tax audit 2000-2005 for a total amount of 2,146 million euros.

Furthermore, Orange SA initiated complaint procedures with the Administration in regards of the 5% share of costs and expenses applied in France to dividends received from EU companies. Following the favorable decision of the Court of Justice of the European Union on September 2, 2015 and on the condition that the Administration would respond favorably to these claims, the Group might be able to recognize a deferred tax income of about 200 million euros corresponding to the amounts claimed for the fiscal years 2008 to 2014.

United Kingdom

The current income tax charge primarily reflects the taxation of Orange's brand activities.

The corporate tax rate was reduced to 23% as from April 1, 2013, then 21% as from April 1, 2014 and to 20% as from April 1, 2015. In addition, according to the 2015 Finance Act enacted on November 18, 2015, the tax rate is lowered to 19% as from April 1, 2017 and to 18% as from April 1, 2020.

As a result of these ongoing reductions in tax rate, the deferred tax mainly reflects the adjustment of the deferred tax liability related to the Orange brand for 62 million euros in 2015 and 94 million euros in 2013.

Spain

The current income tax expense represents the obligation to pay a minimum tax calculated on the basis on 75% of the taxable income due to the restricted utilization of tax losses carried forward.

The corporate tax rate is 28% in 2015 and 30% in 2013 and 2014.

In 2015, the current income tax and the deferred tax essentially reflect the positive effects of tax adjustments related to previous financial years for 19 million euros and 16 million euros.

In 2014, the tax reform included a progressive decrease in tax rate to 28% in 2015 and 25% from 2016. It also maintained the restriction of tax losses carryforward utilization. Nevertheless, the restriction of the use of tax losses carried forward was set to 60% of the taxable income for the fiscal year 2016 and 70% from 2017 (against 25% for 2013 to 2015 fiscal years).

Therefore, in 2014, the deferred tax expense mainly reflected the reduction of 52 millions euros of the net deferred tax position resulting from the decrease in tax rate and the reduction of 104 million euros of recognized deferred tax assets resulting from the long-term run of the restricted utilization of tax losses carried forward.

Other subsidiaries

In 2014, the current income tax included the income tax charge of 172 million euros paid in relation with the disposal of Orange Dominicana.

ORANGE / 2015 Consolidated financial statements - 56[Back to Contents]

Group tax proof

(in millions of euros)	2015	2014	2013
Profit before tax of continuing operations	3,159	2,933	3,583
Statutory tax rate in France	38%	38%	38%
Theoretical income tax	(1,200)	(1,114)	(1,361)
Reconciling items :
Impairment of goodwill	-	(87)	(194)
Share of profits (losses) of associates and joint ventures	(15)	(82)	(81)
Adjustment of prior-year taxes	75	77	(16)
Reassessment of deferred tax assets	44	(181)	(74)
Difference in tax rates (1)	178	224	232
Change in applicable tax rates	87	1	146
Tax effect related to the disposal of Orange Dominicana (2)	-	(102)	-
Other reconciling items (3)	182	(309)	(57)
Effective income tax on continuing operations	(649)	(1,573)	(1,405)

Effective tax rate	20.54%	53.65%	39.22%

(1) The Group is present in juridictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (20% in 2015, 21% in 2014 and 23% in 2013), Spain (tax rate of 28% in 2015, 30% in 2013 and 2014) and Poland (tax rate of 19%).

(2) Including the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 2).
(3) Notably include the non-deductible interests in France (respectively an income tax expense of 108, 127 and 81 million euros in 2015, 2014 and 2013).

8.2.2Corporate income tax on components of other comprehensive income

	2015			2014			2013
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	53	(15)	38	(150)	29	(121)	23	(4)	19
Assets available for sale	15	-	15	(26)	-	(26)	8	-	8
Cash flow hedges	538	(187)	351	(273)	96	(177)	(298)	101	(197)
Net investment hedges	-	-	-	(85)	26	(59)	41	(14)	27
Translation adjustments	77	-	77	672	-	672	(453)	-	(453)
Other comprehensive income of associates and joint ventures	(2)	-	(2)	(26)	-	(26)	(42)	-	(42)
Total	681	(202)	479	112	151	263	(721)	83	(638)

ORANGE / 2015 Consolidated financial statements - 57[Back to Contents]

8.2.3 Tax position in the statement of financial position

	December 31, 2015			December 31, 2014			December 31, 2013
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax	-	21	(21)	-	335	(335)	-	256	(256)
• Deferred tax (1)	1,566	-	1,566	2,119	-	2,119	2,368	-	2,368
United Kingdom
• Current tax	-	36	(36)	-	42	(42)	-	43	(43)
• Deferred tax (2)	-	555	(555)	-	617	(617)	-	616	(616)
Spain
• Current tax	39	13	26	33	-	33	33	-	33
• Deferred tax (3)	531	77	454	397	86	311	561	94	467
Poland
• Current tax	-	14	(14)	-	13	(13)	-	22	(22)
• Deferred tax	231	-	231	217	-	217	222	-	222
Other subsidiaries
• Current tax	124	350	(226)	99	294	(195)	77	271	(194)
• Deferred tax	102	247	(145)	84	254	(170)	100	244	(144)
Total
• Current tax	163	434	(271)	132	684	(552)	110	592	(482)
• Deferred tax	2,430	879	1,551	2,817	957	1,860	3,251	954	2,297

(1) Mainly include deferred tax assets on employee benefits, financial instruments and tax losses carried forward indefinitely.
(2) Include deferred tax liabilities on the Orange brand.

(3) Mainly include deferred tax assets on tax losses carried forward indefinitely (of which the net deferred tax asset position of 122 million euros resulting from the acquisition of Jazztel on July 1, 2015).

Change in net current tax

(in millions of euros)	2015	2014	2013
Net current tax - opening balance	(552)	(482)	(2,685)
Cash tax payments	727	758	1,141
Payment related to the disposal of Orange Dominicana (1)	-	172	-
Payment related to 2005 tax audit settlement	-	-	2,146
Current income tax expense	(461)	(1,011)	(1,099)
Changes in consolidation scope, reclassification and translation adjustments	15	9	10
Reclassification to assets held for sale (2)	-	2	5
Net current tax - closing balance	(271)	(552)	(482)

(1) Income tax cash paid related to the disposal of Orange Dominicana is presented as "Proceeds from sales of investments, net of cash transferred" in the consolidated cash-flow presentation.
(2) Orange Dominicana in 2014 and in 2013.

Change in net deferred tax

(in millions of euros)	2015	2014	2013
Net deferred tax - opening balance	1,860	2,297	2,492
Change in income statement	(188)	(562)	(306)
Change in other comprehensive income	(202)	151	83
Changes in consolidation scope, reclassification and translation adjustments(1)	81	(26)	59
Reclassification to assets held for sale(2)	-	-	(31)
Net deferred tax - closing balance	1,551	1,860	2,297

(1) Mainly related to the effects of the takeover in Jazztel and Médi Telecom in 2015 (see Note 2.2).
(2) Orange Dominicana in 2013.

ORANGE / 2015 Consolidated financial statements - 58[Back to Contents]

Deferred tax assets and liabilities by type

	December 31, 2015			December 31, 2014			December 31, 2013
(in millions of euros)	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	1,046	-	26	1,034	-	66	943	-	(12)
Fixed assets	759	1,248	93	937	1,032	(58)	1,153	1,149	157
Tax losses carryforward	4,666	-	(301)	4,471	-	(800)	5,517	-	(349)
Other temporary differences	1,504	1,098	(55)	1,704	1,060	(148)	1,649	955	(39)
Deferred tax	7,975	2,346	(237)	8,146	2,092	(940)	9,262	2,104	(243)
Unrecognized deferred tax assets	(4,078)	-	49	(4,194)	-	378	(4,861)	-	(63)
Netting	(1,467)	(1,467)	-	(1,135)	(1,135)	-	(1,150)	(1,150)	-
Total	2,430	879	(188)	2,817	957	(562)	3,251	954	(306)

At December 31, 2015, tax losses carried forward mainly relate to France, Spain and Belgium.

In France and Spain, tax losses for which deferred tax assets are recognized are expected to be fully utilized by 2018 and 2020 respectively, but could be materially affected by changes in tax rules and changes in business plans.

At December 31, 2015, unrecognized deferred tax assets, mostly including tax losses carried forward, mainly relate to Spain for 1.9 billion euros and Belgium for 1.2 billion euros. Most of the tax loss carryforwards for which no deferred tax was recognized will expire beyond 2020.

Accounting policies

Operating and income taxes are measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

- the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

- it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

- entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

- entities have not yet begun to use the tax loss carryforwards;

- entities do not expect to use the losses within the timeframe allowed by tax regulations;

- tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

ORANGE / 2015 Consolidated financial statements - 59[Back to Contents]

NOTE 9 Interests in associates and joint ventures

The following table provides the value of the interests in associates and joint ventures:

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2013
Total				162	603	6,525
Of which EE (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	-	-	5,837
Of which Medi Telecom	Telecommunications operator in Marroco	Groupe Caisse de dépôt et de Gestion (25,5%) Groupe Financecom (25,5%)	49%	-	320	329

(1) Entities jointly controlled.

On December, 31, 2015, the interests in associates and joint ventures include the activities of Orange as operator in various countries of Africa and Middle East, as in Tunisia and in Mauritius.

The change in the interests in associates and joint ventures results mainly from changes in scope of consolidation:

(in millions of euros)	2015	2014	2013
Interests in associates opening balance	603	6,525	7,431
Dividends	(17)	(355)	(308)
o/w EE (1)	-	(336)	(270)
Share of profits (losses)	26	(172)	(73)
o/w EE	-	(135)	(45)
Impairment	(64)	(178)	(186)
Translation adjustment	3	412	(151)
Change in components of other comprehensive income	(2)	(27)	(42)
Change of consolidation scope	(407)	(5,750)	(154)
o/w acquisitions of shares	2	4	14
o/w takeovers (2)	(409)	-	(60)
o/w disposals of investments	-	(29)	(108)
o/w classification as held for sale (3)	0	(5,725)	-
o/w loss of control of Telkom Kenya	-	0	-
Other items	20	148	8
Interests in associates closing balance	162	603	6,525

(1) Reclassification of EE's dividends as held for sale for (446) millions euros in 2015 (see note 2).
(2) Including Medi Telecom for (342) million euros (see note 2) and Clouwatt for (66) million euros in 2015.
(3) Reclassification of Telkom Kenya in 2015 and EE in 2015 and 2014 as held for sale (see note 2.2).

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 13.

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The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange's consolidated statement and income statement :

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Non-current financial assets	0	0	135
Trade receivables	79	89	124
Current financial assets	237	149	(1)
Other current assets	13	17	19
Liabilities
Current liabilities	226	229	216
Trade payables	14	6	42
Other current liabilities	1	58	76
Deferred income	2	0	0
Income statement
Revenues	41	53	66
Other operating income	99	121	136
External purchases and other operating expenses	(87)	(63)	(86)
Finance cost, net	0	16	16

Accounting policies

Interests in associates and joint ventures

The carrying amount accounted for under equity method corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. Any impairment is accounted as "Share of profits (losses) of associates and joint ventures". The unit of account is the whole investment. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Related parties

Orange group's related parties are listed below :

- Group's key management personnel (see note 5);

- the French State, Bpifrance Participations, the central State departments and the associates firms (see Notes 3, 8 and 12);

- companies that belong to the Group, joint-ventures, joint-operations and firms in which the Group owns a material shareholding.

ORANGE / 2015 Consolidated financial statements - 61[Back to Contents]

NOTE 10 Financial assets, liabilities and financial results

10.1   Gains and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 10.2) during the period.

Foreign exchange gains and losses related to the components of net debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 10.4). In 2015, the foreign exchange loss related to changes in the exchange rate between the transaction date and the closing date is compensated by a foreign exchange gain on hedging derivatives.

Other net financial expenses mainly consist of the effect of discounting of employee benefits and non current payables on telecom licenses.

Finally, other comprehensive income includes the revaluation of available-for-sale assets (Note 10.6) and equity components related to instruments designated as cash flow and net investment hedges (Note 10.11).

Other gains and losses on financial assets and liabilities recorded in operating income are presented in Note 4.

	Finance costs, net						Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2015
Financial assets	-	39	39	19	34		15
Financial liabilities	(1,715)	-	(1,715)	(1,233)	-		-
Derivatives	118	-	118	1,215	-		538
Discounting expense	-	-	-	-	(60)		-
Total	(1,597)	39	(1,558)	1	(26)	(1,583)	553
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities (1)	(1,718)	-	(1,718)	(1,162)	-		(81) (2)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
Total	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)
2013
Financial assets	-	59	59	(31)	50		8
Financial liabilities (1)	(1,774)	-	(1,774)	585	-		41 (2)
Derivatives	28	-	28	(572)	-		(297)
Discounting expense	-	-	-	-	(95)		-
Total	(1,746)	59	(1,687)	(18)	(45)	(1,750)	(248)

(1) Including the change in fair value of hedged liabilities.
(2) Bonds recognised as net investment hedge.

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10.2   Net financial debt

Net debt is part of the financial position indicators used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. This additional information should not be considered as a substitute for an analysis of the Group's assets and liabilities.

Net financial debt as defined and used by Orange includes only part of the Group's assets and liabilities. The indicator corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (carried in assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Financial instruments designated as cash flow and net investment hedges included in financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in reserves. As a consequence the "components of equity related to unmatured hedging instruments" are added to gross financial debt (a) to offset this temporary difference.

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
TDIRA	10.3	1,198	1,376	1,352
Bonds	10.4	26,826	28,443	30,822
Bank and multilateral lending institutions loans	10.5	2,690	2,253	2,222
Finance lease liabilities		592	619	661
Securitization debt	3.3	-	500	782
Cash collateral received	11.5	1,447	166	88
Commercial papers		725	238	708
Bank overdrafts		209	99	175
Commitment to purchase ECMS shares	2	-	275	232
Other commitments to purchase non-controlling interests		21	43	46
Other financial liabilities		356	361	393
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,064	34,373	37,481
Derivatives (liabilities) current and non-current	10.7	384	890	1,365
Derivatives (assets) current and non-current	10.7	(1,684)	(627)	(200)
Equity components related to unmatured hedging instruments	10.11	(418)	(962)	(687)
Gross financial debt after derivatives (a)		32,346	33,674	37,959
Cash collateral paid (1)	11.5	(94)	(622)	(1,146)
Investments at fair value (2)	10.6	(1,231)	(204)	(171)
Cash equivalents		(2,281)	(4,628)	(4,330)
Cash		(2,188)	(2,130)	(1,586)
Assets included in the calculation of net financial debt (b)		(5,794)	(7,584)	(7,233)
Net financial debt (a) + (b)		26,552	26,090	30,726

(1) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from financial debt.
(2) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from financial debt.

Debt maturity schedules are presented in Note 11.3.

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Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	EGP	MAD	PLN	Other	Total
Gross financial debt after derivatives	18,538	7,995	3,352	677	446	18	1,320	32,346
Financial assets included in the calculation of net financial debt	(4,900)	(70)	(12)	(33)	(10)	(49)	(720)	(5,794)
Net debt by currency before effect of foreign exchange derivatives (1)	13,638	7,925	3,340	644	436	(31)	600	26,552
Effect of foreign exchange derivatives	7,311	(8,000)	814	-	-	926	(1,051)	-
Net financial debt by currency after effect of foreign exchange derivatives	20,949	(75)	4,154	644	436	895	(451)	26,552

(1) Including the market value of derivatives in local currency.

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Orange SA	24,617	23,798	27,336
ECMS	862	919	843
Orange Espagne	511	553	566
FT Immo H	496	546	580
Médi Telecom	436	-	-
Securitization (Orange SA)	-	494	772
Orange Polska	(14)	(8)	753
Other	(356)	(212)	(124)
Net financial debt	26,552	26,090	30,726

Accounting policies

Cash and cash equivalent

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see its cash management detailed in Note 11.3 and 11.5):

- Holding them in order to face short-term cash commitments; and

- Short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and are not exposed to any material risk of changes in value.

Bonds, loans and loans from multilateral lending institutions

The Group does not account for financial liabilities at fair value through profit or loss other than a 25 millions euros borrowing and, if any, commitment to purchase non-controlling interests.

Borrowings are recognized upon origination at the fair value of the sums paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

10.3   TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the "Bank tranche") and for MobilCom's suppliers (the "Supplier tranche "). The TDIRA are listed on Euronext Paris and were described in a prospectus approved by the "Commission des Opérations de Bourse" (French Securities Regulator, renamed "Autorité des Marchés Financiers") on February 24, 2003.

The TDIRA are redeemable in new Orange SA ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at Orange SA's initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

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Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor + 2.5%.

Orange SA redeemed, on May 7, 2015, the remaining 14 184 TDIRA from the Supplier Tranche for a nominal amount of 200 million euros including 152 million euros in respect of liability components at inception.

Taking into account redemptions made since their issue, 89 398 TDIRA of the Bank Tranche remain outstanding at December 31, 2015, for a total notional amount of 1,261 million euros.

In the consolidated financial statement of position, the TDIRA are subject to a split accounting between equity and liabilities with the following breakdown at December 31, 2015:

-a liability component of 1,198 million euros;

-an equity component, before deferred taxes, of 303 million euros.

The difference between the total nominal amount of the TDIRA and the sum of the "liability" and "equity" components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Number	89,398	103,582	103,582
Equity component before deferred taxes	303	351	351
Original debt component (a)	958	1,110	1,110
TDIRA nominal amount	1,261	1,461	1,461
Amortized cost adjustment excluding accrued interests (b)	232	256	232
Accrued interests (c)	8	10	10
Total debt amount in statement of financial position (a) + (b) + (c)	1,198	1,376	1,352
Paid interest	35	40	40

Accounting policies

Some financial instruments include both a liability component and an equity component. For the Group, it means perpetual bonds redeemable for shares (TDIRA). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option or the share-based payment. This liability component is then recognized at amortized cost.

The carrying amount of the equity component was determined at inception, by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined and accounted for at initial recognition shall not change throughout the existence of the instrument.

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10.4   Bonds, excluding TDIRA

Unmatured bonds at December 2015 are all issued by Orange SA, at the exception of two financing denominated in Moroccan dirhams held by Médi Telecom entity consolidated by the Group took control from July 2015.

As at December 2015, bonds issued by the Group are redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during 2015 are shown in bold.

				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount	Maturity	Interest rate (%)	December 31, 2015	December 31, 2014	December 31, 2013
Bonds matured before December 31, 2015					2,369	6,383
GBP	750	May 12, 2016	5.000	270(1)	367	900
CAD	200	June 23, 2016	5.500	132	142	136
USD	1,000	September 14, 2016	2.750	919	824	725
CHF	250	October 13, 2016	1.625	231	208	203
JPY	44,300	November 25, 2016	1.130	338	305	306
HKD	340	December 22, 2016	2.750	40	36	32
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	367(2)	642	600
MAD (3)	1,200	January 31, 2018	4.870	111	-	-
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (4)	465	465	465
EUR	850	September 3, 2018	1.875	850	850	850
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	50
MAD (3)	1,300	December 23, 2018	5.120	121	-	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	57	52	52
USD	750	February 6, 2019	2.750	689	618	-
USD	1,250	July 8, 2019	5.375	1,148	1,030	906
EUR	750	October 2, 2019	1.875	750	750	750
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0.80 (5)	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	324	578	539
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	919	824	725
EUR	255	October 13, 2021	10 Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	83	74	65
HKD	410	December 22, 2023	3.550	49	44	38
EUR	650	January 9, 2024	3.125	650	650	650
NOK	500	September 17, 2025	3.350	52	-	-
GBP	350	December 5, 2025	5.250	358	449	420
EUR	75	November 30, 2026	4.125	75	75	75
EUR	50	April 11, 2028	3.220	50	50	50
GBP	500	November 20, 2028	8.125	681	642	600
EUR	150	April 11, 2029	3.300	150	150	150
EUR	105	September 17, 2030	2.600	105	-	-
EUR	100	November 6, 2030	2.000 (6)	100	-	-
USD	2,500	March 1, 2031	9.000 (7)	2,261	2,027	1,785
EUR	50	December 5, 2031	4.300 (zero coupon)	59	56	54
EUR	50	December 8, 2031	4.350 (zero coupon)	59	56	54
EUR	50	January 5, 2032	4.450 (zero coupon)	57	54	52

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				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount	Maturity	Interest rate (%)	December 31, 2015	December 31, 2014	December 31, 2013
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
GBP	500	January 23, 2034	5.625	681	642	600
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	827	741	652
USD	850	February 6, 2044	5.500	781	700	-
GBP	500	November 22, 2050	5.375	681	642	600
Outstanding amount of bonds				26,271	27,893	30,198
Accrued interest				650	659	734
Amortized cost				(95)	(109)	(110)
Total				26,826	28,443	30,822

(1) The Group proceeded to early redemptions : on October 3, 2014 of 464 millions pounds sterling and on April 14, 2015 of 88 millions pounds sterling.
(2) The Group proceeded on April 14, 2016 to an early redemption of 231 millions pounds sterling.
(3) Bonds issued by MédiTelecom, Maroccan entity in which the Group took control from July 2015.
(4) EUR HICP: Harmonized index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.
(5) Bond measured at fair value through profit or loss.
(6) Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10years x 166%. The variable rate is cap at 4% until 2023 and at 5% beyond.
(7) Bond with a step-up clause (clause that triggers a change in interest payements of Orange's credit rating from the ratin gagencies changes). See Note 11.3.

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10.5    Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
ECMS (1)	744	707	667
Médi Telecom (1)	206	-	-
Orange SA (1)	109	112	110
Other	336	257	275
Bank loans	1,395	1,076	1,052
Orange SA	690	500	500
Orange Espagne	467	500	501
Other	138	177	169
Loans from multilateral lending institutions (2)	1,295	1,177	1,170
Total	2,690	2,253	2,222

(1) Credit line drawdowns.
(2) Primarily the European Investment Bank.

10.6   Financial assets

	December 31, 2015			December 31, 2014	December 31, 2013
(in millions of euros)	Non current	Current	Total	Total	Total
Assets available for sale
Assets available for sale	144	-	144	91	103
Financial assets at fair value
Investments at fair value	-	1,231	1,231(1)	204	171
Equity securities measured at fair value	77	-	77	77	74
Cash collateral paid	94	-	94	622	1,146
Pledged monetary financial securities in connection with the offer on Jazztel	-	-	-	2,901	-
Other financial assets
Receivables related to investments	28	1	29	47	179
Other	492	51	543(2)	535	499
Total	835	1,283	2,118	4,477	2,172

(1) Mainly negotiable debt securities.
(2) Mainly receivables related to financial lease of telecommunication equipment, other loans and concession receivables related to public-private partnership contracts.

Assets available for sale

(in millions of euros)	2015	2014	2013
Assets available for sale - opening balance	91	103	139
Change in fair value	15	(26)	8
Other movements	38	14	(44)
Assets available for sale - closing balance	144	91	103

(in millions of euros)	2015	2014	2013
Profit (loss) recognized in other comprehensive income during the period	15	5	8
Reclassification in net income during the period	-	(31)	-
Total	15	(26)	8

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Accounting policies

Available-for-sale assets

Available-for-sale assets of the Group mainly consist of shares in entities which are not consolidated and not accounted for using the equity method and marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least a third or over twelve months, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to income statement within ”Gain (losses) on disposal”.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments as negotiable debt securities, deposits and mutual funds (OPCVM), that are compliant with the risk management or investment strategy (see Note 11.3). They are recognized at inception and subsequently measured at fair value through profit or loss.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. The Group does not hold any financial assets qualifying as held-to-maturity assets.

10.7   Derivatives instruments

Market value of derivatives

	December 31, 2015	December 31, 2014	December 31, 2013
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	1,111	(335)	(1,009)
Fair value hedge derivatives	91	(6)	10
Net investment hedge derivatives	-	-	-
Hedging derivatives	1,202	(341)	(999)
Derivatives held for trading (1)	98	78	(166)
Net derivatives	1,300	(263)	(1,165)
O/w foreign exchange effects of the cross currency swaps hedging foreign exchange risk on gross debt notional (2)	1,527	677	(341)

(1) O/w cross currency swaps hedging the full notional of debt denominated in foreign currencies and part of the future interests.

(2) Including cross currency swaps held for trading. The foregn exhange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The net fair value of derivatives is partly offset in the consolidated statement of financial position by the effect of cash-collateral agreements described in Note 11.5.

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Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as a separate line item in the statement of financial position.

Hedge accounting is applicable when:

- at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

- at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

- the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

- the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

- the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified for fair value hedge accounting and for economic hedging, the foreign exchange impact of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in financial result when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are for:

- fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

- cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, on throughout the remaining life of the hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

10.8   Cash flow hedges

Cash flow hedges negotiated by Orange aim at neutralizing foreign exchange risk on future cash flows (notional, coupons) or switching floating-rate debt into fixed-rate debt. The main hedges unmatured as at December, 31 2015 are shown in the table below: those derivative instruments are held by Orange SA to hedge its debt.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
Hedging instruments	2016	2017	2018	2019	2020 and beyond
Cross currency swaps (1)
Hedged currency
CAD	200	-	-	-	-
CHF	250	-	-	-	-
GBP	-	-	-	-	2,001 (3)
HKD	340	-	-	-	1,110 (4)
JPY	44,300	-	-	7,500	-
NOK	-	-	-	-	500 (5)
USD	1,000	-	-	2,000	5,317 (6)
Interest rate swaps (2)
EUR	300	100	400	-	355 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.
(2) Hedging of interest rate risk on Orange SA bonds.
(3) 713 MGBP with a maturity 2020, 50 MGBP with a maturity 2022, 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 450 MGBP with a maturity 2034 and 25 MGBP with a maturity 2050.
(4) 1,110 MHKD with a maturity 2023.
(5) 500 MNOK with a maturity 2025.
(6) 117 MUSD with a maturity 2020, 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.
(7) 255 MEUR with a maturity 2021 and 100 MEUR with a maturity 2030.

For each hedging relationship, the hedged item affects profit or loss:

-each year on interest payment dates;

-each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

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In order to hedge the exposure of some of their operating cash flows in foreign currencies, the Orange group's entities have set up risk hedging policies. Main hedging strategies are detailed hereafter.

Orange Polska, whose functional currency is the zloty, has put in place, forward sales with a maturity 2016 and a notional of 102 million euros, mainly to hedge foreign exchange risks on handset purchases.

Orange SA put in place forward sales with a maturity 2016 and a notional of 82 million US dollars mainly to hedge foreign exchange risk on equipment purchases.

For these hedging relationship, the hedged item will affect the Group's net result each year until the maturity of the hedging relationship.

The change of the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2015	2014	2013
Gain (loss) recognized in other comprehensive income during the period (1)	649	(197)	(301)
Reclassification in financial result for the period	(111)	(59)	(1)
Reclassification in operating income for the period	1	(17)	0
Reclassification in initial carrying amount of hedged item	0	(0)	4
Total	539	(273)	(298)

(1) Mainly includes hedge of future interests on debts denominated in foreign currencies via cross currency swaps.

Furthermore, impact of derivatives used to hedge foreign-currency denominated bonds generated a foreign exchange gain of 1,023 million euros which is recognized directly in profit or loss, thereby offsetting the exposure arising from the revaluation of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income is not significant in 2015 as well as in 2014 and 2013.

10.9   Fair value hedges

Since December 31, 2014, the Group's interest in the United Kingdom entity EE was classified as an asset held for sale.

Financial instruments qualified as hedge of this net investment were qualified prospectively at the end of 2014 as fair value hedge to neutralize foreign exchange risk on this investment denominated in pounds sterling.

Thus, the main fair value hedges of the Group as at December 31, 2015 include bonds for a notional amount of 467 million pounds sterling, forward sales maturing in 2016 for a notional amount of 2,493 million pounds sterling and options (collar) maturing in 2016 for a notional amount of 85 million pounds sterling.

Fair value hedge of the Group's participation in EE affects the income statement as follows:

(in millions of euros)	2015
Effective portion of hedging derivatives(1)	(63)
Gain (loss) recognized on hedged items(1)	63
Costs of hedge (swap points)(2)	(18)
Total effect on consolidated income statement	(18)

(1) Effects recognized in the consolidated net income of discontinued operations.
(2) Recognized in financial result.

10.10 Net investment hedges

Since 2012, a hedge strategy has been set up to hedge the foreign exchange risk on the Group's investment United Kingdom, EE.

Since December 31, 2014, the Group's investment in EE has been reclassified as an asset held for sale. Therefore the net investment hedge (bonds and derivative instruments) was de-designated and hedging instruments were prospectively designated as fair value hedges (see Note 10.9).

As no net investment hedge was set up during 2015, the effect of this strategy in equity remains unchanged compared to 2014 and is still (65) million euros. This amount will be reclassified in the consolidated income of discontinued operations when EE is sold, in January 2016.

In 2015, as well as in 2014 and 2013, no ineffective portion of net investment hedges was recognized in finance costs.

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10.11  Hedging instruments reserves

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Equity components related to unmatured hedging instruments	(418)	(962)	(687)
O/w Orange SA	(377)	(911)	(642)
O/w other entities	(41)	(51)	(44)
Reserve to be amortized for discontinued hedges	470(1)	476	560
Share attributable to owners of the parent company	52	(486)	(127)

(1) Mainly Orange SA.

NOTE 11   Information on market risk and fair value of financial assets and liabilities

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDA and net financial debt (see Note 10.2).

Market risks are monitored by Orange's Treasury and Financing Committee, which reports to the Executive Committee. The committee is chaired by the Group's Executive Committee Member in charge of Finance and Strategy and meets on a quarterly basis.

It sets the guidelines for managing the Group's debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1   Interest rate risk management

Management of fixed-rate / variable-rate debt

Orange seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross debt was 91% as at December 31, 2015.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 111 million euros increase in financial expense and a 1% fall in interest rates would result in a 122 million euros decrease.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1 186 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1 384 million euros.

11.2   Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of Orange have set up hedging policies whenever possible (see Note 10.8).

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Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

-dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the relevant subsidiary's Shareholders' meeting;

-financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

-Group financing: most of the Group's bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of Orange SA, which supports the highest exposure to foreign exchange risks, including internal transactions, which generate a net gain or loss recognized in the consolidated income statement. It also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed.

	Exposure in currency units					Sensitivity analysis
(in millions of currency units)	EUR	GBP	PLN	USD	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	(16)	27	(56)	(91)	8	(10)
Total (currencies)	-	(16)	27	(56)	(91)
Total (euros)	-	(22)	6	(53)	(91)

Translation risk

Due to its international presence, Orange’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	45,946	5,735	2,637	1,306	134	1,029	3,032	59,819	(1,261)	1,541
Net debt by currency including derivatives (b) (2)	(20,949)	(4,154)	(895)	(644)	75	(436)	451	(26,552)	509	(623)
Net assets by currency (a) + (b) (3)	24,997	1,581	1,742	662	209	593	3,483	33,267	(752)	918

(1) Net assets excluding net debt by currency do not include components of net financial debt.
(2) See Note 10.2.
(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 865 million euros.

Due to its international presence, Orange Group income statement is exposed to risk arising from changes in foreign exchange rates due to the conversion, in consolidated statements, of its foreign subsidiaries.

	Contribution to consolidated financial income statement								Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Revenues	30,840	183	2,801	1,339	1,029	253	3,791	40,236	(854)	1,044
Reported EBITDA	9,142	43	827	471	(180)	83	891	11,277	(194)	237
Operating income	4,632	47	144	88	(191)	8	14	4,742	(10)	12

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11.3 Liquidity risk management

Diversified sources of funding

Orange has diversified sources of funding:

-regular issues in the bond markets;

-occasional financing through loans from multilateral lending institutions;

-issues in the short-term securities markets under the commercial paper program;

-in January 2011, Orange entered into a 5-year agreement with a large number of international banks for a 6 billion euros syndicated credit facility to refinance the previous facility. In January 2013, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,655 million euros are now maturing in January 2018; 75 million euros are now maturing in January 2017, and in accordance with the initial schedule, 270 million euros are maturing in January 2016. The margin on this syndicated credit facility has changed in 2013 following the downgrade of Orange's credit rating.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

-amounts in foreign currencies are translated at the year-end closing rate;

-future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

-TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

-the maturity dates of revolving credit facilities are the contractual maturity dates;

-the "other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value in the statement of financial position, the future cash flows and the balance in the statement of financial position.

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(in millions of euros)	Note	December 31, 2015	2016 (1)	2017	2018	2019	2020	2021 and beyond	Other items (2)
TDIRA	10.3	1,198	8	-	-	-	-	-	1,190
Bonds	10.4	26,826	2,580	2,367	3,146	3,395	1,374	14,062	(98)
Bank and lending institutions	10.5	2,690	623	399	348	404	582	341	(7)
Finance lease liabilities	10.2	592	92	75	83	91	81	170	-
Commercial paper	10.2	725	725	-	-	-	-	-	-
Bank overdrafts	10.2	209	209	-	-	-	-	-	-
Commitments to purchase non-controlling interests	10.2	21	21	-	-	-	-	-	-
Other financial liabilities	10.2	356	289	13	14	12	16	12	-
Cash collateral received	10.2	1,447	1,447	-	-	-	-	-	-
Derivatives (liabilities)	10.7	384	95	-	-	19	20	(35)
Derivatives (assets)	10.7	(1,684)	(256)	(1)	(1)	(172)	(73)	(1,155)
Equity components related to unmatured hedging instruments	10.11	(418)	-	-	-	-	-	-
Gross financial debt after derivatives		32,346	5,832	2,853	3,590	3,749	2,000	13,395
Trade payables	4.5	9,959	8,951	582	68	67	48	242
Total financial liabilities (including derivatives assets)		42,305	14,783	3,435	3,658	3,816	2,048	13,637
Future interests on financial liabilities (3)			1,327	1,232	1,182	888	736	7,010

(1) Amounts presented for 2016 correspond to notionals and accrued interests for 693 million euros.
(2) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans.

(3) Mainly future interests on bonds for 13,733 million euros, on derivatives instruments for (1,900) million euros, on bank loans for 309 million euros and on financial lease liabilities for 31 million euros.

The liquidity position is part of the financial position indicators used by the Group that are not defined by IFRS, and thus that may not be comparable to similarly entitled indicators used by other companies.

As at December 31, 2015, Orange's liquidity position exceeds 2016 redemptions of gross financial debt.

(in millions of euros)	Note	December 31, 2015
Bank overdrafts	10.2	(209)
Cash		2,188
Cash equivalents	10.9	2,281
Investments at fair value	10.9	1,231
Available undrawn amount of credit facilities		6,471
Liquidity position		11,962

As at December 31, 2015, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates, Orange does not govern the transfer of funds in the form of dividends. The main one, EE, is based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

As at December 31, 2015, Orange had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rate.

(in millions of euros)	December 31, 2015
Orange SA	6,000
ECMS	97
Orange Espagne	80
Other	294
Available undrawn amount of credit facilities	6,471

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Orange's debt ratings

Orange's debt rating is an additional performance indicator used to assess the Group's financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

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In addition, a change in Orange's debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors.

One Orange SA’s bond (see Note 10.4) with an outstanding amount of 2.5 billion dollars equivalent of 2.3 billion euros as at December 31, 2015 is subject to step-up clauses. These clauses were triggered in 2013 and in early 2014: the coupon due in March 2014 has been computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade of Orange's credit rating in 2013. As at December 31, 2015, the credit facility was not drawn.

Regarding the changes in Orange's debt ratings in 2015:

-rating agency Fitch Ratings revised, on June 9, 2015, the outlook on Orange's long term debt from Negative to Stable while confirming Orange's long-term debt rating at BBB+ as well as Orange's short-term debt rating at F2.

As at December 2015, Orange's debt rating is as follows:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Stable	Stable
Short-term debt	A2	P2	F2

Rating agency Standard & Poor's revised, on January 27, 2016, the outlook on Orange's long term debt from Negative to Stable while confirming Orange's long-term debt rating at BBB+ as well as Orange's short-term debt rating at A2.

11.4   Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any line of credit or loan subject to specific covenant with regard to financial ratios.

Regarding Orange SA's affiliates, ECMS and Médi Telecom are committed to comply with financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

-ECMS : in respect of its 2011, 2012 and 2014 bank financing contracts, of which the total notional amount is 744 million euros as at December 31, 2015, ECMS must comply with a "net senior debt to EBITDA" ratio.

-Médi Telecom : in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total notional amount is 206 million euros as at December 31, 2015, Médi Telecom must comply with the covenants relating to its "net financial debt" and "net equity".

As at December 31, 2015, these ratios were fully respected.

Contractual clauses about impacts on the interest rates of Orange’s credit rating change are described in Note 11.3.

Commitments related to instances of default or material adverse changes

Most of Orange's financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bond issues, are not subject to prepayment obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

11.5   Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3. For loans and other receivables, amounts past due but not depreciated are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

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- limits are based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

-limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

-counterparties' ratings are monitored;

-lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a CSA cash collateral clause which can lead to either cash deposit (cash collateral paid) or cash collection (cash collateral received), on a monthly or weekly basis, with no threshold. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0.6 is the market position).

In addition, investments are negotiated with high-grade banks. By exception, subsidiaries may deal with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

Effects of cash collateral mechanism on the Group's exposure to credit risk and counterparty risk

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Fair value of derivatives assets	1,684	627	200
Fair value of derivatives liabilities	(384)	(890)	(1,365)
Netting via Master Agreements (a)	1,300	(263)	(1,165)
Amount of cash collateral paid	94	622	1,146
Amount of cash collateral received	(1,447)	(166)	(88)
Netting via Cash collateral (b)	(1,353)	456	1,058
Residual exposure to counterparty risk (a) + (b)	(53)	193	(107)

Variations in net cash collateral between 2014 and 2015 can be explained by changes in the portfolio as well as the foreign exchange impact of derivatives due to a gain of US dollar and pound sterling against euro.

The remaining exposure is mainly due to a time difference between the closing date and the last date on which the derivatives were valued to determine the amount of cash collateral.

Sensitivity analysis of cash deposits to changes in market interest rates and exchange rates

A change in market rates of 1% would affect fair value of interest rate hedging derivatives as follows:

(in millions of euros)

Rate decrease of 1%		Rate increase of 1%
Fair value of derivatives hedging interest rate risk	(1 528)	1,319

Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral received (paid)	1,528	(1 319)

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A change in euro foreign exchange rates of 10% against currencies of hedged financing (mainly pound sterling and US dollar) would affect fair value of foreign exchange derivatives hedging notional of borrowings as follows:

(in millions of euros)

Fair value of derivatives hedging foreign exchange risk on debt notional	10% loss in euro	10% gain in euro
	988	(808)

	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(988)	808

11.6   Equity market risk

As at December 31, 2015, Orange SA had no option to purchase its own shares, no forward purchase of shares and held 27,663 treasury shares. Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (UCITS) do not contain any equity component. Nevertheless, Orange is exposed to equity risk through certain retirement plan assets (see Note 5.2).

The market value of its subsidiaries' shares is one of the measurement variables used in impairment testing.

11.7   Capital management

Orange SA is not subject to regulatory requirements related to equity (other than standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 10.2), this policy translates into liquidity management as described in Note 11.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy has led the Group to issue 5.7 billion euros of subordinated notes, of which 3 billion euros served to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group's bond loans, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group's debt while providing the benefit from the presence of local shareholders.

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11.8Fair value levels of financial assets and liabilities

			December 31, 2015
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,876	4,876	-	4,876	-
Financial assets	10.6		2,118	2,118	149	1,896	73
Assets available for sale		AFS	144	144	45	26	73
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	94	94	-	94	-
Investments at fair value		FVR	1,231	1,231	104	1,127	-
Other		L&R	572	572	-	572	-
Cash and cash equivalent			4,469	4,469	4,469	-	-
Cash equivalents		FVR	2,281	2,281	2,281	-	-
Cash		L&R	2,188	2,188	2,188	-	-
Trade payables		LAC	9,959	10,002	-	10,002	-
Financial liabilities	10.2		34,064	37,735	28,973	8,741	21
Financial debt		LAC	34,014	37,685	28,973	8,712	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Commitments to purchase non-controlling interests		FVR	21	21	-	-	21
Derivatives, net amount (2)	10.7		(1,300)	(1,300)	-	(1,300)	-

(1) "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".
(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was 30.2 billion euros as at December 31, 2015, for a carrying amount of 26.6 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2014	61	-	43	-
Gains (losses) taken to profit or loss	(4)	-	(22)	-
Gains (losses) taken to other comprehensive income	-	-	-	-
Acquisition (sale) of assets	(5)	-	-	-
Impact of changes in the scope of consolidation	47	-	-	-
Level 3 fair values at December 31, 2015	99	-	21	-

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			December 31, 2014
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,612	4,612	-	4,612	-
Financial assets	10.6		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent			6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		L&R	2,130	2,130	2,130	-	-
Trade payables		LAC	8,130	8,071	-	8,071	-
Financial liabilities	10.2		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		FVR	43	43	-	-	43
Derivatives, net amount	10.7		263	263	-	263	-

The market value of the net financial debt carried by Orange was 31.3 billion euros as at December 31, 2014, for a carrying amount of 26.1 billion euros.

			December 31, 2013
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,360	4,360	-	4,360	-
Financial assets	10.6		2,173	2,173	88	2,034	51
Assets available for sale		AFS	103	103	52	-	51
Equity securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	1,146	1,146	-	1,146	-
Investments at fair value		FVR	171	171	36	135	-
Other		L&R	679	679	-	679	-
Cash and cash equivalent			5,916	5,916	5,916	-	-
Cash equivalents		FVR	4,330	4,330	4,330	-	-
Cash		L&R	1,586	1,586	1,586	-	-
Trade payables		LAC	7,889	7,828	-	7,828	-
Financial liabilities	10.2		37,481	41,147	30,940	10,161	46
Financial debt		LAC	37,176	40,842	30,940	9,902	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	232	232	-	232	-
Other commitments to purchase non-controlling interests		FVR	46	46	-	-	46
Derivatives, net amount	10.7		1,165	1,165	-	1,165	-

The market value of the net financial debt carried by Orange was 34.4 billion euros as at December 31, 2013, for a carrying amount of 30.7 billion euros.

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Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

- Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

- Level 2: inputs that are observable for the asset or liability either directly or indirectly;

- Level 3: unobservable inputs for the asset or liability.

The fair value of available-for-sale assets (AFS) is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders' agreement, discounted present value of future cash flows).

Concerning loans and receivables (L&R), he Group considers the carrying amount of cash, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Among financial assets at fair value through profit or loss (FVR), with respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value. The fair value of mutual funds (OPCVM) is the latest settlement value.

As for financial liabilities at amortized cost (LAC), the fair value of financial liabilities is determined using:

- the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

-  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (FVR) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivative financial instruments, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by Bloomberg.

When there are no reliable market data which identify the default probability, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) evolutions. Counterparty default risk and the Group’s specific default risk are also continuously monitored based on the credit spread follow-up of the secondary market bonds and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtness and liquidity risk described in Note 11, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

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NOTE 12 Shareholders' equity

At December 31, 2015, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 23.04% of Orange SA's share capital and 23.04% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

12.1   Changes in share capital

No new shares were issued during 2015.

12.2   Treasury shares

As authorized by the Shareholders' Meeting of May 27, 2015, the Board of Directors instituted a new share buyback program (the 2015 Buyback Program) and cancelled the 2014 Buyback Program, with immediate effect. The 2015 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 7, 2015.

The only shares bought back by Orange during 2015 were shares bought back as part of the liquidity contract.

At December 31, 2015, Orange SA held 27,663 of its own shares (including 0 share as part of the liquidity contract), compared with 41,017 at December 31, 2014 (including 0 share as part of the liquidity contract) and 23,367,136 at December 31, 2013 (including 8,025,000 shares as part of the liquidity contract).

12.3   Dividends

Full Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	Decembre 9, 2015	Cash	530
	Shareholders' Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
Total dividends paid in 2015						1,589
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders' Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
Total dividends paid in 2014						1,846
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders' Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013						1,314
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528

As regards dividends, the amount available to provide return to shareholders is calculated on the basis of the total net income and the retained earnings, under French GAAP, of the entity Orange SA, the parent company.

12.4   Subordinated notes

On February 7, 2014, Orange issued the equivalent of 2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of 5.875% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, February 7, 2022 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2025 and additional 75 bps in 2040 for the first tranche, of 25 bps in 2024 and additional 75 bps in 2044 for the second tranche and of 25 bps in 2027 and additional 75 bps in 2042 for the third tranche.

On October 1, 2014, Orange issued the equivalent of 3 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4% until the first reset date, 1.25 billion euros with a fixed-rate coupon of 5% until the first reset date and 600 million pounds with a fixed-rate coupon of 5.75% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, April 1, 2023 in occurrence of contractually defined events.

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Step-up clauses involve adjustments of 25 bps in 2026 and additional 75 bps in 2041 for the first tranche, of 25 bps in 2026 and additional 75 bps in 2046 for the second tranche and of 25 bps in 2028 and additional 75 bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to shareholders): the holders will be remunerated (whether on nominal, interests or any other amount) after all other creditors, including holders of participating loans and securities simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

According to the Group comprehension, some rating agencies assign to these instruments an equity component of 50%.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at BCE fixing on issue date (0.8314 for the issue of February 2014 and 0.7782 for the issue of October 2014) and will not be reevaluated through the life of the note. Coupons (no occurrence in 2014) will impact equity 5 working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the euros tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2015, Orange did not exercise its right to defer the coupons related to the issue of February and October 2014 and therefore paid to holders:

-on February 9, 2015, a remuneration of 146 million euros (95 million euros and 38 million pounds);

-on April 1, 2015, a remuneration of 23 million euros (17 million pounds);

-on October 1, 2015, a remuneration of 103 million euros.

The operation's prospectus has been certified by AMF: visa no. 14-036 and no. 14-525.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are accounted for as equity instrument.

Equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. If any, a foreign exchange impact would be booked against equity at the exercise date of the purchase option.

The holders payment is directly booked against equity at the decision date to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the portion attributable to foreign exchange is accounted for as equity.

Equity component of compound financial instruments

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component and is not subsequently remeasured, even when the instrument is extinguished.

12.5   Cumulative translation adjustment

(in millions of euros)	2015	2014	2013
Profit (loss) recognized in other comprehensive income during the period	77	27	(311)
Reclassification to net income for the period	(0)	258	(3)
Total transaction adjustments for continuing operations	77	285	(314)
Profit (loss) recognized in other comprehensive income during the period (1)	-	387	(139)
Total translation adjustments for discontinued operations	-	387	(139)

(1) These translation adjustments are only about EE.

The reclassification of translation adjustments to net income for the period is due, in 2014, to transactions relating to the disposal of Orange Dominicana and the loss of control of Telkom Kenya.

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(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Pound sterling	850	849	460
Polish zloty	827	821	900
Egyptian pound	(334)	(344)	(391)
Slovakian crown	220	220	220
Dominican Peso	-	-	(165)
Other	(62)	(122)	(272)
Total	1,501	1,424	752
o/w share attributable to owners of the parent company	1,212	1,152	512
o/w share attributable to non-controlling interests	289	272	240

The cumulative translation adjustment of EE is presented in the line Pound sterling for 836 million euros at the end of 2015. This cumulative translation adjustment will be reclassified in the net income when the disposal of EE becomes effective.

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made in reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

- assets and liabilities are translated at the year-end rate;

- items in the income statement are translated at the average rate for the year;

- the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The exchange differences are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss of the accumulated exchange differences.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

- net income of discontinued operations, when a major line of business or geographical area is disposed;

- gains (losses) on disposal of businesses and assets, when other businesses are disposed;

- reclassification of cumulative translation adjustment in case some entities are liquidated or some operations discontinued.

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12.6    Non-controlling interests

(in millions of euros)	2015	2014	2013
Credit part of net income attributable to non-controlling interests (a)	316	340	336
o/ w Sonatel Group	211	205	182
o/ w Mobistar Group	35	20	37
o/ w Orange Polska	34	65	43
o/ w Jordan Telecom Group	6	18	24
Debit part of net income attributable to non-controlling interests (b)	(10)	(40)	(76)
o/ w Telkom Kenya	-	(27)	(41)
o/ w Egypt	(0)	(7)	(8)
Net income attributable to non-controlling interests (a)+(b)	306	300	260
Credit part of comprehensive net income attributable to non-controlling interests (a)	355	359	316
o/ w Sonatel Group	222	208	179
o/ w Mobistar Group	35	20	37
o/ w Orange Polska	29	47	37
o/ w Jordan Telecom Group	30	44	16
Debit part of comprehensive net income attributable to non-controlling interests (b)	(21)	(33)	(76)
o/ w Telkom Kenya	-	(23)	(40)
o/ w Egypt	(14)	(7)	(7)
Comprehensive net income attributable to non-controlling interests (a) + (b)	334	326	240

(in millions of euros)	2015	2014	2013
Dividends paid to minority shareholders	304	294	359
o/ w Sonatel Group	176	171	164
o/ w Mobistar Group	-	-	51
o/ w Orange Polska	79	77	77
o/ w Jordan Telecom Group	26	27	43

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Debit part of equity attributable to non-controlling interests (a)	2,377	2,152	2,101
o/ w Sonatel Group	647	597	561
o/ w Mobistar Group	212	177	157
o/ w Orange Polska	941	989	1,018
o/ w Jordan Telecom Group	210	206	189
o/ w Medi Telecom	183	-	-
Credit part of equity attributable to non-controlling interests (b)	(17)	(10)	(116)
o/ w Telkom Kenya	-	-	(49)
Total Equity attributable to non-controlling interests (a) + (b)	2,360	2,142	1,985

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Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRSs, against finance income or expense.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IFRS 10, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

Each agreement with non-controlling interests shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

12.7   Earnings per share

(in millions of euros)	2015	2014	2013
Net income of continuing operations used for calculating basic earnings per share (a)	2,018	957	1,918
Impact of dilutive instruments:
TDIRA	29	-	-
Net income of continuing operations used for calculating diluted earnings per share (b)	2,047	957	1,918
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	448	(135)	(45)
Net income used for calculating basic earnings per share (a) + (c)	2,466	822	1,873
Net income used for calculating diluted earnings per share (b) + (c)	2,495	822	1,873

(number of shares)	December 31, 2015	December 31, 2014	December 31, 2013
Weighted average number of ordinary shares outstanding - basic	2,648,620,953	2,637,414,741	2,631,711,248
Impact of dilutive instruments:
TDIRA	52,079,350	-	-
Weighted average number of shares outstanding - diluted	2,700,700,303	2,637,414,741	2,631,711,248

The TDIRA, which are dilutive, are included in the calculation of diluted earnings per share.

Subscription options are not included in the calculation of diluted earnings per share, their exercice price is greater than the annual average share price, which amounts to 14.96 euros in 2015. Details of each plan are described in Note 5.3.

Accounting policies

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. Gains and losses arising from the sale of treasury shares are recognized in equity, net of taxe.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

- basic earnings per share are calculated by dividing net income for the year attributable to the equity holders, post-remuneration to the holders of perpetual subordinated notes, by the weighted average shares outstanding during the period;

- diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

ORANGE / 2015 Consolidated financial statements - 86[Back to Contents]

NOTE 13    Unrecognized contractual commitments

At December 31, 2015, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

13.1   Operational activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operational activities commitments	11,880	3,303	4,565	4,011
Operating leases	5,418	937	2,422	2,059
Handsets purchases	569	569	-	-
Transmission capacity purchases	691	236	347	108
Other goods and services purchases	2,687	763	1,375	548
Investment commitments	919	530	196	192
Public-to-private service concession commitments	540	76	46	419
Guarantees granted to third parties in the ordinary course of business	1,056	192	179	685

Operating leases

Operating lease commitments mainly include property lease commitments. Others are leases in form of overheads (equipment, vehicles and other assets). Future finance lease payments are shown in Note 11.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,048	5,199
o/w technical activities	2,646	3,495
o/w shops/offices activities	1,402	1,704

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,199	846	729	634	520	413	2,057

The operating leases correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 7% of the total of the property lease commitments.

The property lease commitments in France represent 67% of the total of the property lease commitments.

The Group may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked at December 31, 2015 (see Note 4.3).

Transmission capacity purchases

At December 31, 2015, purchase commitments of transmission capacity amount to 691 million euros, including 420 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2022).

Other goods and services purchases

The Group's most significant commitments at December 31, 2015 relate to the following:

-the sites management service contracts ("TowerCos") signed in Africa: these commitments amount to 527 million euros;

-the network maintenance for 395 million euros;

-the maintenance of submarine cables for which Orange has joint ownership or user rights, for an estimated overall amount of 208 million euros;

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- the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support the film creation. The Group guarantees to the French and European cinema sector a 179 million euros investment over five years. At December 31, 2015, this commitment amounts to 111 million euros;

-the purchase of broadcasting rights for 536 million euros, including 300 million euros related to the broadcasting rights of the Spanish professional football league, shared between Orange Spain and Vodafone.

Investment commitments

At the end of December 2015, investment commitments amount to 919 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Therefore, the Group agreed to meet the following conditions:

-In 2015, in France, when the frequencies in the 700 MHz band were allocated:

-coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of roads priority axes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

-In 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

-an obligation to provide mobile coverage with theoretical maximum download speed of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

-for the 800 MHz band, specifically, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

-In 2012, in Romania, when the frequencies in the bands going from 800 MHz to 2.6 GHz were allocated:

-an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

-an obligation to provide voice services coverage of at least 98% of the population of inhabited areas, for 900 MHz and 1.8 GHz bands;

-an obligation to provide Broadband data services of at least 60% of inhabited areas;

-an obligation to provide voice mobile communication services coverage of 80% of the population by 5 April 2017 and Broadband data mobile communication services of 30% of the population by 5 April 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-to-private service concession commitments

As part of the deployment of the high and very high speed network in France, the Group entered into public-to-private service concession contracts. These network'sbuilding and operation contracts, staggering until 2038, will be accounted for, as they are carried out, as 45 million euros intangible assets and as 495 million euros financial assets.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business mainly concern performance guarantees granted to certain Enterprise customers as part of the enhancement of networks and remote access security. At the end of December 2015, these commitments amount to 408 million euros.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated companies are not considered as unrecognized contractual commitments, as they would not increase the Group commitments in comparison to the underlying obligations of the consolidated entities.

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Regarding individual training rights for employees of French entities of the Orange group, vested rights not yet used amount to approximately 6.1 million hours at December 31, 2015. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, dismissal or resignation.

Since January 1st, 2015, a new scheme, the personal training account, has entered into force and replaced the individual training rights for employees under contract. This new scheme is financed by an annual contribution from the French entities of 0.2% of the payroll of the non-civil servant employee, which represents an insignificant amount for the Group. The individual training rights are maintained for the public servants. As for individual training rights, the personal training account will not give rise to a provision.

13.2   Group consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2015, the main warranties in effect are the following:

-warranties were granted to the joint venture EE at the time of the contribution of the United Kingdom operations, on the one hand related to the restructuring of interests and assets carried out prior to the contribution (uncapped warranties expiring in 2022), and on the other hand tax-related (warranty capped at 5 billion pounds sterling, or 6,8 billion euros at December 31, 2015) expiring in 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (1,022 million euros at December 31, 2015), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning. a guarantee capped at 375 million pounds sterling, or 511 million euros for Orange). As a result of EE disposal to BT Group plc (BT), BT intends to replace Deutsche Telekom under the main guarantee granted to H3G. In this case, Orange would be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsch Telekom has committed to call this counter-guarantee only in case of non-payment by BT under its counter-guarantee.

Besides, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. These indemnification obligations, which will expire in February 2017, are capped at 315 million pounds sterling, or 430 million euros, at December 31, 2015. Following the sale of EE to BT, these obligations continue to exist.

-as part of EE disposal to BT, Orange has committed to support 50% of the liability warranty granted to BT and capped for 100% of the shares at 2.3 billion pounds sterling (3.1 billion euros). This warranty will expire in 2018 (or in 2023 for the tax and social warranties). Information on the conditions of EE's disposal are described in Note 2.2.

-tax-related warranties, subject to a cap of 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

-warranties (mainly tax-related) granted as part of Orange Suisse disposal in 2012. These warranties are subject to a cap of 200 million Swiss francs and will expire in 2017;

-standard warranties subject to a cap of 155 million dollars (142 million euros) granted by the Group as part of Orange Dominicana's disposal in 2014, that will expire in 2018;

-standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015. These warranties are not capped and will expire at the end of the statutory limitation period;

-miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Following a settlement agreement with H3G signed in October 2015, the 107 million euros warranties granted by the Group as part of Orange Austria's disposal in 2013, expired.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group's results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2015 are not likely to have material impacts on the Group's financial position.

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Orange Tunisie

Under the terms of the shareholders' agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

In November 2014, in accordance with the terms of the Korek shareholders' agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom's share capital, that would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. The discussions between Orange, Agility and the Iraqi co-shareholder have not yet enabled the parties to reach an agreement on the exercise of the call option. In case of effective transfer of the shares, Orange would still hold an indirect minority interest in Korek Telecom.

As Orange did not take the indirect control over Korek Telecom in 2014, Agility benefited until December 31, 2015 from a call option on Orange's entire stake in the joint venture. Agility did not exercise this call option. If Orange takes the indirect control over Korek Telecom, Agility will have the possibility to sell its own interests in the joint venture to Orange.

On July 2, 2014, the Iraqi regulatory agency (CMC) notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The CMC argued that the conditions precedents to its approval of the partnership were not satisfied. On January 25, 2016, the Administrative Court dismissed for lack of jurisdiction the appeal made by Korek against the CMC's decision. The Court ruled that Korek had already exercised its right of appeal before the Board of Appeal of the CMC. Korek has 30 days to appeal this decision before the Administrative Supreme Court.

13.3   Financing commitments

The Group's main commitments related to borrowings are set out in Note 11.

Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented bellow do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restriction in network assets agreement.

At December 31, 2015, Orange has not material pledge on its subsidiaries' securities.

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets held under finance leases	545	576	688
Non-current pledged or mortgaged assets (1)	259	3,004	103
Collateralized current assets	46	59	65
Securitized receivables (2)	-	1,049	1,453
Total	850	4,688	2,309

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.6. In 2015, the amount of 2.9 billion euros pledged by the Group in 2014, has been released at the cash payment of the Jazztel's acquisition.

(2) See Note 3.3.

ORANGE / 2015 Consolidated financial statements - 90[Back to Contents]

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2015	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
(in millions of euros)
Intangibles assets, net (excluding goodwill)	14,327	245	2%
Property, plant and equipment, net	25,122	14	0%
Non-current financial assets	835	-	-
Other (1)	31,046	-	-
Total	71,330	259	0%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

NOTE 14   Litigations

As at December 31, 2015, the contingency reserves recorded by the Group for all the disputes (except tax litigations that are described in Note 8.2) in which it is involved amounted to 528 million euros (versus 491 million euros at December 31, 2014 and 414 million euros at December 31, 2013). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.7.

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
France Litigations (1)	14.1	299(2)	290	125
Spain Litigations	14.2	45	20	40
Poland Litigations	14.3	158	154	184
Other countries Litigations	14.4	26	27	65
Total		528	491	414

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

(2) Not inclusive 350 million euros corresponding to the penalty pronounced by the French Competition Authority on December 17th, 2015 in the B-to-B Market which were reclassified on December 31st, 2015 in debt to be paid.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s turnover. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact Orange’s financial position are described below.

14.1   France litigations

Litigations related to competition law

Fixed networks and contents

-The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris (ICC), proceedings aimed at the compensation of the damage amounting to 3.1 billion euros caused by an alleged de facto termination of the agreements signed with Orange as part of the sale of certain cable networks giving Numericable the right to use, for its cable networks, Orange’s civil engineering installations. On February 25, 2013, the ICC rejected definitively all claims amounting to 542 million euros with respect to the 2004 agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment of the Commercial Court of Paris dated April 23, 2012 which had dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. Furthermore, the Court acknowledged the excessive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court cancelled the Court of Appeal's decision for having ruled that the ICC's award in favor of Orange could be opposed to Numericable when the case submitted to the Court of Appeal involved distinct agreements. The case will be reexamined by the Paris Court of Appeal.

-On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services provided by Orange in 2006 and 2007 and 41 million euros for wholesale access or interconnection services provided by Orange from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal entirely dismissed SFR's claims and confirmed the first instance court's decision.

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In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and sentenced Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision.

-On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. However, on October 8, 2014, the Paris Court of Appeal held that SFR did not show the existence of a relevant market limited to secondary residences and cancelled the first instance decision. In November 2014, SFR lodged an appeal before the French Supreme Court.

-In 2009, SFR and Altitude Infrastructure filed complaints with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigations are pending. In parallel, SFR and Altitude Infrastructure brought actions for damages before the Paris Commercial Court in June 2013. SFR is provisionally claiming 50 million euros. At this stage, Orange believes that these claims are unfounded and was granted by the Court a stay of proceedings in both cases until the decision of the Competition Authority.

-In October 2014, Colt lodged a complaint with the Competition Authority objecting, on the B-to-B market for fixed-line services, to abusive pricing practices on the part of Orange SA in France. The Competition Authority did not join this proceedings with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action before the Paris Commercial Court on December 18, 2014 for damages allegedly suffered since at least 2007 without yet assessing their amount. Orange is not in a position to assess the risk relating to these procedures.

Mobile networks

-After complaints were brought by Bouygues Telecom and by SFR, respectively in 2008 and 2010, the French Competition Authority issued on December 17, 2015 a decision whereby it fined Orange 350 million euros for having implemented four anticompetitive practices on the B-to-B markets and imposed injunctions in order to immediately restore fair competition within these markets. Orange was fined for having abused its dominant market position by implementing (i) a discriminatory practice regarding third-party operators and their ability to access and use information gained by Orange via its management of the copper local loop (itself the result of Orange's former monopoly status within the industry), (ii) its “change of mobile phone” programme which allowed Orange's clients to use the loyalty points they had acquired only if they renewed their subscription to Orange, (iii) a complex system of loyalty reward schemes applied in a cumulative fashion with a "privilege" discount committing clients to long durations, a mechanism of renewal by tacit agreement and additional discounts aimed at encouraging clients to entrust almost all their phone lines and consumption to Orange, and (iv) an exclusivity discount system allowing clients of its IP VPN offers to benefit from discounts on condition that no third-party operators are allowed to connect to their sites. In addition, the Competition Authority issued injunctions forcing Orange to modify its commercial practices on the mobile market and to allow an evolution of the terms of access to information concerning the operation of the copper local loop. Orange will thus have to (i) introduce, within an 18-month period, an arrangement guaranteeing the provision to operators of information about the local copper loop originating from the same sources, within the same time frames, under the same conditions and at an identical level of reliability and performance as those that are enjoyed by its own sales commercial services, and in the meantime implement temporary measures. The Regulatory Authority (ARCEP) will be involved in monitoring compliance with this injunction ; (ii) immediately end the cumulative system of discount and renewal in the mobile market and make sure that the cost of cancellation linked to subscription to the “privilege” discount does not exceed the reimbursement of objective counterparts beyond the initial commitment period of 24 or 36 months; and (iii) cease any practice imposing exclusivity on IP VPN services in exchange for discounts and abstain from implementing any equivalent practice. Orange chose to cooperate with the Competition Authority by not disputing the objections. SFR did not appeal the decision which has thus become final. At December 31, 2015, the provision of 350 million euros was reclassified as current liability. Orange paid the fine in January 2016.

Concurrently to the ongoing investigation before the French Competition Authority, SFR brought an action before the Paris Commercial Court on June 18, 2015, for damages allegedly suffered because of Orange‘s practices and provisionally assessed at 512 million euros. The Court ordered a stay of proceedings until the decision of the Competition Authority. Given the decision of December 17, 2015, which ruled on Orange's competitive practices, the Group believes this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR characterizing an actual damage suffered resulting from the sanctioned practices.

-On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their unlimited offers launched in 2005, an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. Orange SA paid the fine and appealed the decision. On June 19, 2014, the Paris Court of Appeal ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation. On December 7, 2014, the Commission upheld the reasoning of the Competition Authority resulting in the imposed fine. Orange challenged this position and asked the Court to refer the question to the European Court of Justice. The decision of the Court of Appeal is expected in March 2016.

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Following the decision of the French Competition Authority, Omea Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought in June 2013 an action against Orange before the Paris Commercial Court for damages allegedly suffered because of the sanctioned practices. The operators’ claims amount provisionally to a total of 129 million euros. As the Authority's decision is appealed and the claims do not bring any evidence of a causal link, Orange is not in a position to assess the risks relating to these procedures.

-Concurrently to their complaints lodged before the French Competition Council, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitely sentenced on January 6, 2015 to a fine of 60 million euros following the French Supreme Court's dismissal of Orange’s and Digicel’s appeals, Digicel and Outremer Telecom initiated before the Paris Commercial Court, respectively in march 2009 and October 2010, legal actions for damages stemming from these practices, in an amount which Digicel assessed at 594 million euros and Outremer at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. Given this decision, the Group believes Digicel's claim represents a risk. The Court’s decision in the Digicel case could be issued during the first half of 2016.

Other proceedings

-On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, had confirmed the rejection of all claims from Lectiel (and its lessee from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver without charge its directory database, together with daily updates. The Court had to determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel, and if so, for what amount. The Court had held that the claimant could not characterize any prejudice as it had unlawfully downloaded Orange’s data during the full considered period. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed for the second time the decision of the Paris Court of Appeal and asked again the Court of Appeal to determine whether Orange’s established anticompetitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the market segment of direct marketing and during the period from 1991 to 1998 only. On July 27, 2015, Orange lodged an appeal against this decision before the French Supreme Court. The expert's mission is on-going and should result in a decision from the Court of Appeal during the course of 2016. Orange believes it does not incur a significant risk in connection with this procedure.

14.2   Spain litigations

-On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNMC held that the three operators fixed abnormally high tariffs for SMS between 2000 and 2009. Orange believing this decision to be unfounded, obtained its provisional suspension on May 24, 2013 and lodged two appeals before the Spanish courts. On May 22, 2015, the Spanish Supreme Court rejected the appeal relating to the protection of Orange's fundamental rights. Orange appealed this decision before the Constitutional Court. The outcome of this procedure will have no impact on the ordinary appeal's procedure which is still pending before the Court of Appeal whose decision could be issued during the first half of 2016.

-Following a complaint lodged by British Telecom, the CNMC opened in January 2011 a procedure aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The objective of this procedure was to verify that the retail offers of these operators can be replicated by their MVNOs. On January 8, 2013, Orange received a statement of objections from the CNMC. On March 11, 2014, the CNMC dismissed the complaint, judging that the MVNOs were able to reproduce the retail offers of these operators. British Telecom lodged an appeal against this decision.

14.3   Poland litigations

-On December 17, 2015, the General Court of the European Union dismissed Orange Polska’s appeal and upheld the European Commission's decision dated June 22, 2011, which had imposed a fine of 128 million euros on Orange Polska for an alleged abuse of dominant position on the wholesale broadband Internet access market in Poland. The Commission alleged that Orange Polska engaged in practices which aimed at preventing alternative operators from effectively accessing the market. Orange Polska will lodge an appeal before the Court of Justice of the European Union.

-Following the sanction issued in November 2011 by the Polish Competition Authority (UOKiK) on the country’s three main mobile operators, including Orange Polska, for concerted practices aiming at delaying the development of new services on the mobile television market, Magna Polonia initiated in September 2013 an amicable procedure before the Warsaw Commercial Court in order to obtain payment of a total of 618 million zlotys (145 million euros) in damages from the three operators jointly. Orange Polska, which believes Magna Polonia’s claim to be unfounded, refused the proposed settlement. On June 19, 2015, the Court of Competition and Consumer Protection (SOKiK) cancelled the UOKiK's decision. The UOKiK appealed the verdict.

ORANGE / 2015 Consolidated financial statements - 93[Back to Contents]

-On March 18, 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. The UOKiK could issue a decision in 2016. At this stage of the procedure, Orange is not in a position to assess the risks relating to this investigation. In addition, P4 issued in 2015 two claims for damages for a total amount of 574 million zlotys (134 million euros) against the three operators jointly, aiming at indemnifying the loss allegedly suffered in relation to the contested practices.

14.4   Other countries litigations

-On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Authority imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. Orange Romania was granted in summary proceedings a stay of execution of the decision, and appealed the decision on the merits. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and cancelled the fine imposed by the Authority; but on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was remanded to the Bucharest Court of Appeal, which ordered that an expert's report be obtained. The expert's mission is being finalized and the Court of Appeal should issue its decision in 2016.

In relation to the investigation opened by the Romanian Competition Authority in April 2011 against all Romanian mobile operators for potential abuse of dominant position on their respective termination call market, the Competition Authority accepted on August 18, 2015 the market commitments offered by Orange and closed the procedure.

-On March 29, 2015, the Egyptian arbitral tribunal, hearing the case having opposed Telecom Egypt (TE) and ECMS (Mobinil) since 2009 about the performance of their interconnection agreement, issued its award setting the different claims for compensation by both parties. The tribunal rejected all the claims made by TE amounting to 10.6 billion Egyptian pounds (1.2 billion euros) and upheld the principle of compensation in favor of Mobinil resulting from TE’s bad performance under the leased-lines agreement and unequal treatment with other operators, while leaving to an expert the determination of the amount of damages to be paid to Orange’s subsidiary. Mobinil’s claims amount to 407 million Egyptian pounds (49 million euros).

14.5   Other litigations

State aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which Orange would have benefited:

-Following the announcements made by the French State on December 4, 2002 that it was prepared, in advance of its participation in a capital increase with private investors, to extend a shareholder’s loan to Orange SA (which was never actually put in place), the European Commission found in 2004 that these measures were incompatible with the common market but did not require any repayment of State aid. On May 21, 2010 the General Court of the European Union (GCEU) cancelled the decision, judging that no public funds had been committed by such statements. But on March 19, 2013, the CJEU cancelled the GCEU’s decision and remanded the case to the GCEU to rule on the claims that it had not examined, in particular the prudent investor test. On July 2, 2015, the GCEU confirmed the cancellation of the European Commission's decision on the ground that it did not correctly apply the prudent investor test. In September 2015, the European Commission lodged an appeal before the CJEU.

- On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange SA in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange SA’s social security contributions to its competitors’ calculation, including with respect to the “non-common” risks (not incurred by civil servant), i.e. contributions to unemployment risk and to non-payment of wages in case of restructuring or winding up of the Company. Following this decision, the Act of July 2, 1990 was amended in 2012 to impose on Orange SA the payment of contributions linked to non-common risks, and all the contributions due were paid to the French State in December 2012 and are since then paid directly by Orange SA to the appropriate government agencies. On February 26, 2015, the GCEU rejected the appeals from the French State and Orange against the European Commission’s ruling. On May 6, 2015, Orange lodged an appeal before the CJUE.

International litigations

-On January 29, 2015, the Court of Schleswig definitely rejected the legal action brought by certain shareholders of German company Freenet against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit aimed at compelling Freenet’s management to file a claim for damages against Orange SA. The decision of the Court of Schleswig is not appealable before the German Supreme Court and thus puts an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany.

ORANGE / 2015 Consolidated financial statements - 94[Back to Contents]

Other than proceedings that may be initiated in respect of tax audits as disclosed in Note 8.2, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 15   Subsequent events

Entities acquired in Africa

The Group signed an agreement:

-On December 18, 2015, with Cellcom Telecommunications Ltd for the acquisition of 100% of the shares in its subsidiary in Liberia,

-On January 12, 2016, with Bharti Airtel International (Netherlands) BV for the acquisition of 100% of the shares in two entities in Burkina Faso and Sierra Leone,

-On February 7, 2016, with Millicom Group to acquire 100% of the shares in its subsidiary in the Democratic Republic of the Congo.

The completion of these transactions is subject to the approval of the competent authorities.

The total cost for all of these acquisitions, if they were all successful, would be less than 1 billion euros before adjustments including net debt, working capital and capital expenditure from final figures to the date of entry into force of the agreements.

License acquired in Poland

On January 25, 2016, licenses 800 MHz and 2.6 GHz were granted to Orange Polska for 3,168 million zloty (about 700 million euros).

Disposal of EE

On January 29, 2016, Orange has completed the sale of its shares in the capital of EE at BT (see Note 2.2).

NOTE 16   Main consolidated entities

At December 31, 2015, the scope of consolidation has approximately 380 entities.

The main changes in scope of consolidation for the year ended December 31, 2015 are set out in Note 2.2.

As regards subsidiaries with minority interests:

-Orange Polska’s financial data are presented in segment information and its financial statements are published in Warsaw Stock Exchange, Orange Polska being quoted;

-financial statements for Sonatel Group, Jordan Group, Mobistar and ECMS are respectively published at the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies' being quoted;

-the others subsidiaries are not significant compared to Orange financial data. Consequently, financial information is not presented for these subsidiaries in Orange’s consolidated financial statements.

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The Group's main consolidated entities are presented by operating segment in the table below.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France Segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France

Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain
Jazz Telecom S.A.U.	100.00	Spain

Polska Segment	% Interest	Country
Orange Polska and its subsidiaries	50.67	Poland

Belgium and Luxembourg Segment	% Interest	Country
Mobistar	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg

Central European Countries Segment	% Interest	Country
Orange Moldova	94.35	Moldava
Orange Romania	97.74	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle-East Segment	% Interest	Country
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Democratic Republic Of the Congo
ECMS and its subsidiaries	98.92	Egypt
Orange Guinée (2)	38.17	Guinea
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Côte d'Ivoire	85.00	Ivory Coast
Côte d'Ivoire Telecom (1)	45.90	Ivory Coast
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (2)	29.65	Mali
Medi Telecom	49.00	Marocco
Sonatel (2)	42.33	Senegal
Sonatel Mobiles (2)	42.33	Senegal

Entreprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Shared Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	100.00	France
Orange Brand Services	100.00	United Kingdom

(1) Orange SA owns and controls 90% of FCR Côte d'Ivoire, which owns and controls 51% of Côte d'Ivoire Telecom.

(2) Orange SA controls Sonatel and its subsidiaries,which are fuly consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42,33% of Groupe Sonatel.

ORANGE / 2015 Consolidated financial statements - 96[Back to Contents]

NOTE 17 Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company included in the consolidated income statement for the year for the fully consolidated subsidiaries.

(in millions of euros)	Audit					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Ancillary assignments and services directly linked to the statutory auditors' mission		Sub-total
		o/w issuer		o/w issuer
EY
2015	9.3	4.9	0.5	0.1	9.8	0.5	10.3
%	91%	48%	5%	1%	95%	5%	100%
2014	14.2	7.3	0.3	0.1	14.5	0.4	14.9
%	95%	49%	2%	1%	97%	3%	100%
2013	14.6	7.5	0.8	0.0	15.4	0.1	15.5
%	94%	48%	5%	0%	99%	1%	100%
KPMG
2015	8.7	5.4	0.4	0.2	9.1	0.0	9.1
%	96%	59%	5%	2%	100%	0%	100%
Deloitte
2014	12.4	7.6	0.2	0.1	12.6	0.3	12.9
%	96%	59%	2%	1%	98%	2%	100%
2013	13.0	7.8	0.5	0.4	13.5	0.1	13.6
%	96%	58%	3%	2%	99%	1%	100%

All services provided by the statutory auditors in 2013, 2014 and 2015 were approved, in accordance with approving rules adopted by the Audit Committee in 2003 and updated in October 2013. During this period, no tax service has been rendered to the Group by the networks of auditors of the parent company.

ORANGE / 2015 Consolidated financial statements - 97[Back to Contents]

Statutory auditor’s report on the consolidated financial statements

Year ended December 31, 2015

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2015, on:

-the audit of the accompanying consolidated financial statements of Orange S.A.;

-the justification of our assessments;

-the specific verification required by law.

These consolidated financial statements have been approved by the Board of directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of Orange as at December 31, 2015 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.4 to the consolidated financial statements, Orange S.A.’s management makes assumptions and estimates that may affect several items recorded in the financial statements. This note also states that estimates made at December 31, 2015 may subsequently be changed if the underlying circumstances evolve or in the light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets and provisions related to litigations.

We have notably:

-with respect to goodwill and other intangible assets, assessed the data and the assumptions on which management’s estimates are based, and more specifically cash-flow projections prepared by the company’s operational management, as described in note 6.3 to the consolidated financial statements. We have also reviewed the calculations made by Orange S.A. and the sensitivity of the main recoverable values presented in note 6.4 to the consolidated financial statements, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures of these estimates;

-with respect to deferred tax assets recognized in respect of tax losses carried forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax losses carried forward. We have also ensured that note 8 to the consolidated financial statements provides an appropriate disclosure;

-with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We also reviewed the disclosures relating to risks and litigations in notes 8.2 and 14 to the consolidated financial statements and examined management’s approval procedures for such estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified, in accordance with professional standards applicable in France, the information presented in the group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La Défense, February 16, 2016

The statutory auditors French original signed by

KPMG SA	ERNST & YOUNG Audit
Marie Guillemot	Charles-Emmanuel Chosson

ORANGE

Date: February 16, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations